Exhibit 99.3

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The Bank’s management is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of The Toronto-Dominion Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgement and made best estimates where appropriate.
 The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
 Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2008 using the framework found in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2008 the Bank’s internal control over financial reporting is effective.
 The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for the financial reporting and internal control systems.
 The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.
 The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.
 Ernst & Young LLP, the shareholders’ auditors, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2008 in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 86 and 87. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark	Colleen M. Johnston
President and	Group Head Finance and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
December 3, 2008

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2008 and 2007 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows (collectively the “Consolidated Financial Statements”) for the years ended October 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended October 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.
As explained in Note 1 to the Consolidated Financial Statements, effective August 1, 2008, The Toronto-Dominion Bank adopted Amendments to Canadian Institute of Chartered Accountants (“CICA”) handbook sections 3855 “Financial Instruments - Recognition and Measurement” and 3862 “Financial Instruments - Disclosures”. In 2007, The Toronto-Dominion Bank adopted CICA handbook sections 3855 “Financial Instruments”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251  “Equity”.
   We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank’s internal control over financial reporting as at October 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 3, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 3, 2008

86	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING STANDARD OVERSIGHT BOARD (UNITED STATES)

The Board of Directors and Shareholders of The Toronto-Dominion Bank
We have audited the effectiveness of The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheets of The Toronto-Dominion Bank as at October 31, 2008 and 2007 and the Consolidated Statements of Income, Changes in Shareholders’ Equity Comprehensive Income and Cash Flows for the years ended October 31, 2008, 2007 and 2006 of The Toronto-Dominion Bank and our report dated December 3, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 3, 2008

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	87

Consolidated Balance Sheet

As at October 31
(millions of Canadian dollars)	2008	2007
ASSETS
Cash and due from banks	$2,517	$1,790
Interest-bearing deposits with banks	15,429	14,746
	17,946	16,536
Securities (Note 2)
Trading	53,095	77,637
Designated as trading under the fair value option	6,402	2,012
Available-for-sale	75,121	35,650
Held-to-maturity	9,507	7,737
	144,125	123,036
Securities purchased under reverse repurchase agreements	42,425	27,648
Loans (Note 3)
Residential mortgages	63,003	58,485
Consumer installment and other personal	79,610	67,532
Credit card	7,387	5,700
Business and government	70,650	44,258
Business and government loans designated as trading under the fair value option	510	1,235
	221,160	177,210
Allowance for credit losses	(1,536)	(1,295)
Loans, net of allowance for credit losses	219,624	175,915
Other
Customers’ liability under acceptances	11,040	9,279
Investment in TD Ameritrade (Note 31)	5,159	4,515
Derivatives (Note 27)	83,548	38,918
Goodwill (Note 5)	14,842	7,918
Other intangibles (Note 5)	3,141	2,104
Land, buildings and equipment (Note 7)	3,833	1,822
Other assets (Note 8)	17,531	14,433
	139,094	78,989
Total assets	$563,214	$422,124

LIABILITIES
Deposits (Note 9)
Personal	$192,234	$147,561
Banks	9,680	10,162
Business and government	129,086	73,322
Trading	44,694	45,348
	375,694	276,393
Other
Acceptances	11,040	9,279
Obligations related to securities sold short (Note 2)	18,518	24,195
Obligations related to securities sold under repurchase agreements (Note 2)	18,654	16,574
Derivatives (Note 27)	74,473	41,621
Other liabilities (Note 10)	17,721	21,236
	140,406	112,905
Subordinated notes and debentures (Note 11)	12,436	9,449
Liability for preferred shares (Note 12)	550	550
Liability for capital trust securities (Note 13)	894	899
Non-controlling interests in subsidiaries (Note 14)	1,560	524
Contingent liabilities, commitments and guarantees (Note 28)

SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 2008 - 810.1 and 2007 - 717.8) (Note 15)	13,241	6,577
Preferred shares (millions of shares issued and outstanding: 2008 - 75.0 and 2007 - 17.0) (Note 15)	1,875	425
Contributed surplus	350	119
Retained earnings	17,857	15,954
Accumulated other comprehensive income (loss)	(1,649)	(1,671)
	31,674	21,404
Total liabilities and shareholders’ equity	$563,214	$422,124
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark	Hugh J. Bolton
President and	Chair, Audit Committee
Chief Executive Officer

88	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars)	2008	2007	2006
Interest income
Loans	$13,501	$12,729	$10,832
Securities
Dividends	987	928	837
Interest	4,467	3,838	3,598
Deposits with banks	629	357	302
	19,584	17,852	15,569
Interest expense
Deposits	8,481	8,247	7,081
Subordinated notes and debentures	654	484	388
Preferred shares and capital trust securities (Note 12,13)	94	109	126
Other liabilities	1,823	2,088	1,603
	11,052	10,928	9,198
Net interest income	8,532	6,924	6,371
Other income
Investment and securities services	2,245	2,400	2,259
Credit fees	459	420	371
Net securities gains (Note 2)	331	326	305
Trading (loss) income (Note 20)	(794)	591	797
Loss from financial instruments designated as trading under the fair value option	(137)	(55)	-
Service charges	1,237	1,019	937
Loan securitizations (Note 4)	231	397	346
Card services	589	451	374
Insurance, net of claims (Note 21)	927	1,005	896
Trust fees	140	133	130
Other (Note 33)	909	670	406
	6,137	7,357	6,821
Total revenue	14,669	14,281	13,192
Provision for credit losses (Note 3)	1,063	645	409
Non-interest expenses
Salaries and employee benefits (Note 19)	4,984	4,606	4,485
Occupancy, including depreciation	935	736	701
Equipment, including depreciation	683	614	599
Amortization of other intangibles (Note 5)	577	499	505
Restructuring costs (Note 22)	48	67	50
Marketing and business development	491	445	470
Brokerage-related fees	252	233	222
Professional and advisory services	569	488	540
Communications	210	193	201
Other (Note 28)	753	1,094	1,042
	9,502	8,975	8,815
Dilution gain, net (Note 31)	-	-	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	4,104	4,661	5,527
Provision for income taxes (Note 23)	537	853	874
Non-controlling interests in subsidiaries, net of income taxes	43	95	184
Equity in net income of an associated company, net of income taxes (Note 31)	309	284	134
Net income	3,833	3,997	4,603
Preferred dividends	59	20	22
Net income available to common shareholders	$3,774	$3,977	$4,581

Average number of common shares outstanding (millions) (Note 24)
Basic	769.6	718.6	716.8
Diluted	775.7	725.5	723.0
Earnings per share (in dollars) (Note 24)
Basic	$4.90	$5.53	$6.39
Diluted	4.87	5.48	6.34
Dividends per share (in dollars)	2.36	2.11	1.78
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	89

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended October 31
(millions of Canadian dollars)	2008	2007	2006
Common shares (Note 15)
Balance at beginning of year	$6,577	$6,334	$5,872
Proceeds from shares issued on exercise of options	255	173	119
Shares issued as a result of dividend reinvestment plan	274	85	328
Impact of shares (acquired) sold for trading purposes[1]	(12)	30	(20)
Purchase of common shares for cancellation	-	(45)	(35)
Issued on acquisition of Commerce (Note 31)	6,147	-	-
Issued on acquisition of VFC (Note 31)	-	-	70
Balance at end of year	13,241	6,577	6,334
Preferred shares (Note 15)
Balance at beginning of year	425	425	-
Shares issued	1,450	-	425
Balance at end of year	1,875	425	425
Contributed surplus
Balance at beginning of year	119	66	40
Stock options (Note 18)	(32)	1	26
Conversion of TD Banknorth options on privatization (Note 18)	-	52	-
Conversion of Commerce options on acquisition (Note 18)	263	-	-
Balance at end of year	350	119	66
Retained earnings
Balance at beginning of year	15,954	13,725	10,650
Transition adjustment on adoption of Financial Instruments standards	-	80	-
Net income	3,833	3,997	4,603
Common dividends	(1,851)	(1,517)	(1,278)
Preferred dividends	(59)	(20)	(22)
Premium paid on repurchase of common shares	-	(311)	(229)
Other	(20)	-	1
Balance at end of year	17,857	15,954	13,725
Accumulated other comprehensive income (loss), net of income taxes (Note 17)
Balance at beginning of year	(1,671)	(918)	(696)
Transition adjustment on adoption of Financial Instruments standards	-	426	-
Other comprehensive income (loss) for the period	22	(1,179)	(222)
Balance at end of year	(1,649)	(1,671)	(918)
Total shareholders’ equity	$31,674	$21,404	$19,632
[1]	Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

Consolidated Statement of Comprehensive Income

For the years ended October 31
(millions of Canadian dollars)	2008	2007	2006
Net income	$3,833	$3,997	$4,603
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of hedging activities[1]	(1,725)	135	-
Reclassification to earnings in respect of available-for-sale securities[2]	(53)	(53)	-
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities[3,4]	440	(1,155)	(222)
Change in gains and (losses) on derivative instruments designated as cash flow hedges[5]	1,522	(146)	-
Reclassification to earnings of losses on cash flow hedges[6]	(162)	40	-
Other comprehensive income (loss) for the year	22	(1,179)	(222)
Comprehensive income for the year	$3,855	$2,818	$4,381
1      Net of income tax benefit of $904 million (2007 - income tax expense of $78 million).
2      Net of income tax expense of $22 million (2007 - $32 million).
3      Net of income tax benefit of $1,363 million (2007 - income tax expense of $909 million).
4      Includes $(2,881) million of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations (2007 - $1,864 million).
5      Net of income tax expense of $669 million (2007 - income tax benefit of $76 million).
6      Net of income tax expense of $70 million (2007 - income tax benefit of $22 million).

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

90	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2008	2007	2006
Cash flows from (used in) operating activities
Net income	$3,833	$3,997	$4,603
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	1,063	645	409
Restructuring costs	48	67	50
Depreciation (Note 7)	438	362	343
Amortization of other intangibles	577	499	505
Stock options	22	20	31
Dilution gain, net	-	-	(1,559)
Net securities gains	(331)	(326)	(305)
Net gain on securitizations (Note 4)	(41)	(141)	(119)
Equity in net income of an associated company	(309)	(284)	(134)
Non-controlling interests	43	95	184
Future income taxes (Note 23)	108	(121)	(14)
Changes in operating assets and liabilities
Current income taxes payable	(2,857)	558	88
Interest receivable and payable (Notes 8, 10)	27	(296)	(146)
Trading securities	26,302	(2,167)	(11,707)
Unrealized gains and amounts receivable on derivatives contracts	(44,630)	(10,228)	4,961
Unrealized losses and amounts payable on derivatives contracts	32,852	12,284	(4,161)
Other	2,837	(891)	590
Net cash from (used in) operating activities	19,982	4,073	(6,381)
Cash flows from (used in) financing activities
Change in deposits	52,030	14,154	9,246
Change in securities sold under repurchase agreements	2,080	(2,081)	6,665
Change in securities sold short	(5,677)	(2,918)	2,707
Issue of subordinated notes and debentures	4,025	4,072	2,341
Repayment of subordinated notes and debentures	(1,079)	(1,399)	(978)
Liability for preferred shares and capital trust securities	(5)	(345)	(1)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	41	(124)	(37)
Common shares issued on exercise of options	201	154	114
Common shares (acquired) sold in Wholesale Banking	(12)	30	(20)
Repurchase of common shares	-	(45)	(35)
Dividends paid in cash on common shares	(1,577)	(1,432)	(950)
Premium paid on common shares repurchased	-	(311)	(229)
Net proceeds from issuance of preferred shares	1,430	-	425
Dividends paid on preferred shares	(59)	(20)	(22)
Net cash from financing activities	51,398	9,735	19,226
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(683)	(5,983)	2,982
Activity in available-for-sale, held-to-maturity and investment securities:
Purchases	(120,077)	(96,846)	(132,903)
Proceeds from maturities	29,209	92,880	112,962
Proceeds from sales	63,995	10,372	18,599
Activity in lending activities:
Origination and acquisitions	(162,727)	(150,671)	(132,864)
Proceeds from maturities	123,619	122,509	113,477
Proceeds from sales	2,449	5,084	2,691
Proceeds from loan securitizations (Note 4)	10,370	9,937	9,939
Land, buildings and equipment	(532)	(322)	(494)
Securities purchased under reverse repurchase agreements	(14,777)	3,313	(4,578)
TD Banknorth share repurchase program	-	-	(290)
Acquisitions and dispositions less cash and cash equivalents acquired (Note 31)	(1,759)	(4,139)	(1,980)
Net cash used in investing activities	(70,913)	(13,866)	(12,459)
Effect of exchange rate changes on cash and cash equivalents	260	(171)	(40)
Net increase (decrease) in cash and cash equivalents	727	(229)	346
Cash and cash equivalents at beginning of year	1,790	2,019	1,673
Cash and cash equivalents at end of year, represented by cash and due from banks	$2,517	$1,790	$2,019
Supplementary disclosure of cash flow information
Amount of interest paid during the year	$10,678	$10,947	$9,085
Amount of income taxes paid during the year	1,905	1,099	968
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying Notes are an integral part of these Consolidated Financial Statements

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	91

Notes to Consolidated Financial Statements

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), conform with Canadian generally accepted accounting principles (GAAP).
Certain disclosures are included in the Management’s Discussion and Analysis (MD&A) as permitted by GAAP and as discussed on pages 68 to 76 of the MD&A in this Annual Report. These disclosures are shaded in the MD&A and form an integral part of the Consolidated Financial Statements. The Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.
The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION
The Consolidated Financial Statements include the assets, liabilities, results of operations and cash flows of the Bank and its subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. The financial position and results of operations of TD Banknorth, Inc. (TD Banknorth) and Commerce Bancorp, Inc. (Commerce) are consolidated on a one month lag basis. The Bank uses the purchase method to account for all business acquisitions.
When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.
The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s specific pro-rata share of assets, liabilities, income and expenses is consolidated.
Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank’s share of earnings, gains and losses realized on disposition and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income. The Bank’s equity share in TD Ameritrade’s financial results is reported on a one month lag basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of certain financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates and assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income except for available-for-sale securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.
For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank’s self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income in shareholders’ equity. The accumulated translation gains or losses are included in other income either on disposal of the investments or upon the reduction in the equity of the investments as a result of capital transactions such as dividend distributions.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and amounts due from banks which are issued by investment grade financial institutions.

REVENUE RECOGNITION
Investment and securities services includes asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndicate expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.
Card services include interchange income from credit and debit cards and annual fees. Fee income is recognized as earned, except for annual fees, which are recognized over a 12-month period.

CHANGES IN ACCOUNTING POLICIES
Capital Disclosures
Effective November 1, 2007, the Canadian Institute of Chartered Accountants (CICA), Section 1535, Capital Disclosures, was implemented, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new guidance did not have an effect on the financial position or earnings of the Bank.

Financial Instruments Disclosures and Presentation
Effective November 1, 2007, the accounting and disclosure requirements of the CICA’s two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, were implemented. The new guidance did not have a material effect on the financial position or earnings of the Bank.

92	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Financial Instruments
The Bank adopted the CICA Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 3861, Financial Instruments - Disclosure and Presentation; Section 1530, Comprehensive Income; and Section 3251, Equity on November 1, 2006. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are summarized below:

(a) Financial Assets and Financial Liabilities
Prior to the adoption of the new standards, the Bank classified all of its financial assets as trading securities, investment securities or loans and receivables. The comparative Consolidated Financial Statements have not been restated as a result of the adoption of the standards. Trading securities were recorded at fair value. Investment securities comprised debt and equity securities. Equity securities were carried at cost and debt securities at amortized cost, adjusted to net realizable value to recognize other-than-temporary impairment. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to net realizable value to reflect other-than-temporary impairment in value were included in net investment securities gains and losses. Realized and unrealized gains and losses on securities used in hedging activities were included in income in the same period as the income from the items hedged. Loans and receivables were recorded at amortized cost using the effective interest rate method. All of the Bank’s financial liabilities, except those classified as trading and short positions in securities, were recorded on an accrual basis.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. Financial assets are classified as trading, designated as trading under the fair value option, available-for-sale, held-to-maturity, or loans and receivables. Financial liabilities are classified as trading and other. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification will not change subsequent to initial recognition. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade date basis. Transaction costs are recognized immediately in income or are capitalized, depending upon the nature of the transaction and the associated product.

(b) Derivatives and Hedge Accounting
Embedded Derivatives
Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new accounting standards on November 1, 2006, such embedded derivatives were not accounted for separately from the host instrument, except in the case of derivatives embedded in principal protected equity-linked deposit contracts. Under the new standards, embedded derivatives are treated as separate contracts when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes in fair value recognized in trading income.

Hedge Accounting
Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. As discussed in Note 27, under the new standards, all derivatives are recorded at fair value and specific guidance on hedge accounting, including the measurement and recording of hedge ineffectiveness, is now provided.

The following table summarizes the adjustments that were required to adopt the new standards on November 1, 2006.

Transition Adjustments, Net of Income Taxes
			Accumulated other
	Retained earnings		comprehensive income
(millions of Canadian dollars)	Gross	Net of income taxes	Gross	Net of income taxes
Classification of securities as available-for-sale	$-	$-	$440	$287
Classification of securities as trading	76	50	-	-
Designation of securities as trading under the fair value option	7	4	-	-
Reversal of transition balances deferred upon adoption of AcG-13	37	25	-	-
Cash flow hedges	-	-	212	139
Other	(4)	1	-	-
Total	$116	$80	$652	$426

FINANCIAL INSTRUMENTS - AMENDMENTS
In October 2008, the Bank adopted Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement and Section 3862, Financial Instruments - Disclosure (the Amendments). The Amendments permit the reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. The Amendments are applicable to periods beginning on or after July 1, 2008. The Bank adopted the Amendments effective August 1, 2008. For impacts of the reclassification, see Note 2, Securities to the Bank’s Consolidated Financial Statements.
There were no other changes in the Bank’s accounting policies during the year.

COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the presentation adopted in 2008.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	93

SPECIFIC ACCOUNTING POLICIES
To facilitate a better understanding of the Bank’s Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related financial disclosures. A listing of all the notes is presented below.

FUTURE ACCOUNTING AND REPORTING CHANGES
Goodwill, Intangible Assets and Financial Statement Concepts
The CICA issued a new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with Section 3064. The new and amended standards are effective for the Bank beginning November 1, 2008. These standards are not expected to have a material effect on the financial position or earnings of the Bank.

Note	Topic	Page
2	Securities	94
3	Loans, Impaired Loans and Allowance for Credit Losses	98
4	Loan Securitizations	100
5	Goodwill and Other Intangibles	101
6	Variable Interest Entities	102
7	Land, Buildings and Equipment	103
8	Other Assets	104
9	Deposits	104
10	Other Liabilities	104
11	Subordinated Notes and Debentures	105
12	Liability for Preferred Shares	106
13	Liability for Capital Trust Securities	106
14	Non-controlling Interests in Subsidiaries	108
15	Share Capital	108
16	Regulatory Capital	110
17	Accumulated Other Comprehensive Income	110
18	Stock-based Compensation	111
19	Employee Future Benefits	113
20	Trading-related Income	116
21	Insurance	117
22	Restructuring Costs	117
23	Income Taxes	118
24	Earnings Per Share	119
25	Fair Value of Financial Instruments	119
26	Interest Rate Risk	121
27	Derivative Financial Instruments	122
28	Contingent Liabilities, Commitments and Guarantees	127
29	Credit Risk	129
30	Segmented Information	131
31	Acquisitions, Dispositions and Other	133
32	Related-party Transactions	135
33	Other Income	135
34	Risk Management	135
35	Subsequent Events	135

Conversion to International Financial Reporting Standards in Fiscal 2012
The CICA Accounting Standards Board requires all Canadian publicly accountable enterprises to adopt International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. The objective of the change is to move toward use of a single set of world-wide accounting standards, thereby facilitating and improving global capital flows, as well as improving financial reporting and transparency. The Bank will adopt IFRS for the fiscal year 2012 starting November 1, 2011. The fiscal 2012 Consolidated Financial Statements will include comparative 2011 financial results under IFRS.
Although much of Canadian GAAP is similar to IFRS, there are some GAAP differences that may significantly impact the Bank’s processes and financial results.
The Bank is currently in the planning phase of the conversion. This includes identifying the differences between existing Canadian GAAP and IFRS, identifying potential business impacts, developing the project plan, assessing resource requirements and providing training to staff. Over the next two years, the Bank will assess the implications of converting to IFRS, estimate the impact, implement the changes and perform work to ensure the accuracy of opening balances. It is currently not possible to fully determine the impact to the financial statements and any potential business impacts, as accounting standards and related interpretations are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

NOTE 2	SECURITIES

SECURITIES
The Bank classifies securities pursuant to the requirements of Section 3855 as trading, designated as trading under the fair value option, available-for-sale or held-to-maturity.

Trading
Securities purchased and incurred with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These financial instruments are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Fair value is determined based on quoted market prices or, where market prices are not readily available, quoted market prices for similar securities, other third-party evidence or by using another valuation technique. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Designated as Trading Under the Fair Value Option
Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out below, and the asset or liability is so designated by the Bank. Financial instruments designated as trading under the fair value option and related interest and dividend income are accounted for on the same basis as securities classified as trading.
The Bank may designate financial assets and financial liabilities as trading when the designation:
(i) eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or
(ii) applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

94	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Certain securities that support insurance reserves within some of the Bank’s insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using the market yield of the assets supporting the insurance reserve, with changes in the discount factor being recorded in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as the loss or income resulting from changes to the discount rate used to value the insurance reserves.
Certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated as trading under the fair value option. The derivatives are held in fair value portfolios and are being carried at fair value, with the change in fair value recognized in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the change in fair value of the securities will also be recognized in the Consolidated Statement of Income.

Available-for-sale
Securities classified as available-for-sale are recorded on a trade date basis and are carried at fair value with the changes in fair value recorded in other comprehensive income. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Gains and losses realized on disposal of available-for-sale securities are calculated on an average cost basis, and are recognized in net securities gains in other income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Held-to-maturity
Securities that have a fixed maturity date, where the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost. Interest income is recognized on the accrual basis using the effective interest rate method and is included in interest income.

RECLASSIFICATION OF CERTAIN DEBT SECURITIES
During the fourth quarter of 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement.
On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, these debt securities have a weighted average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million.
The fair value of the reclassified debt securities was $7,355 million, as at October 31, 2008. In the fourth quarter of 2008, net interest income of $110 million after tax was recorded relating to the reclassified debt securities. The net income related to the net interest income and related hedges/funding costs was $31 million. The change in fair value of $561 million after tax for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities on August 1, 2008, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a reduction of net income of $561 million in the fourth quarter of 2008. In 2007, the Bank recognized change in the fair value of these debt securities in its trading income.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS AND SOLD UNDER REPURCHASE AGREEMENTS
Securities purchased under reverse repurchase agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost on the Consolidated Balance Sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense using the effective interest rate method. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income using the effective interest rate method. The Bank takes possession of the underlying collateral, monitors its market value relative to the amounts due under the agreements and when necessary, requires transfer of additional collateral or reduction in the security balance to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate the collateral held.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	95

Securities Maturity Schedule
(millions of Canadian dollars)				Remaining term to maturity[1]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2008 Total	2007 Total
Trading securities
Government and government- insured securities
Canada	$1,748	$1,928	$2,191	$1,965	$2,402	$-	$10,234	$6,161
Provinces	637	266	527	873	1,010	-	3,313	2,804
	2,385	2,194	2,718	2,838	3,412	-	13,547	8,965
Other debt securities
Canadian issuers	261	607	360	358	328	-	1,914	3,775
U.S. Federal Government	11	71	4	73	178	-	337	629
Other foreign governments	713	307	251	120	57	-	1,448	1,385
Other issuers	6,310	1,061	3,534	1,442	816	-	13,163	25,641
	7,295	2,046	4,149	1,993	1,379	-	16,862	31,430
Equity securities
Preferred shares	-	-	-	-	-	62	62	113
Common shares	-	-	-	-	-	22,624	22,624	37,129
	-	-	-	-	-	22,686	22,686	37,242
Total trading securities	$9,680	$4,240	$6,867	$4,831	$4,791	$22,686	$53,095	$77,637
Securities designated as trading under the fair value option
Government and government- insured securities
Canada	$543	$1,215	$3,128	$75	$14	$-	$4,975	$538
Mortgage-backed securities	179	451	276	-	-	-	906	983
	722	1,666	3,404	75	14	-	5,881	1,521
Provinces	61	102	26	25	7	-	221	169
	783	1,768	3,430	100	21	-	6,102	1,690
Other debt securities
Canadian issuers	4	58	73	3	-	-	138	173
Other issuers	151	-	-	-	-	-	151	50
	155	58	73	3	-	-	289	223
Equity securities
Preferred shares	-	-	-	-	-	4	4	2
Common shares	-	-	-	-	-	7	7	97
	-	-	-	-	-	11	11	99
Total securities designated as trading under the fair value option	$938	$1,826	$3,503	$103	$21	$11	$6,402	$2,012
Available-for-sale securities
Government and government- insured securities
Canada	$10,141	$60	$36	$138	$-	$-	$10,375	$4,827
Bonds reclassified from trading	-	-	-	20	-	-	20	-
Mortgage-backed securities	1,880	8,332	17,798	781	-	-	28,791	21,147
	12,021	8,392	17,834	939	-	-	39,186	25,974
Provinces	4	28	93	108	-	-	233	203
Bonds reclassified from trading	-	-	-	-	21	-	21	-
	12,025	8,420	17,927	1,047	21	-	39,440	26,177
Other debt securities
Canadian issuers	30	145	1,445	195	87	-	1,902	631
Bonds reclassified from trading	6	578	391	293	48	-	1,316	-
U.S. Federal Government	1,131	7	13	80	3,912	15	5,158	4,400
Other foreign governments	9	10	3	-	-	-	22	14
Bonds reclassified from trading	-	-	-	-	104	-	104	-
Other issuers
Non-agency CMO portfolio	-	-	-	106	8,329	-	8,435	-
Bonds reclassified from trading	818	2,045	1,108	1,253	669	-	5,893	-
Asset-backed securities	-	405	3,138	4,074	1,272	-	8,889	-
Other	278	2	247	-	134	-	661	301
	2,272	3,192	6,345	6,001	14,555	15	32,380	5,346
Equity securities
Preferred shares	118	64	86	-	-	176	444	513
Common shares	-	-	-	-	34	2,823	2,857	3,614
	118	64	86	-	34	2,999	3,301	4,127
Total available-for-sale securities	$14,415	$11,676	$24,358	$7,048	$14,610	$3,014	$75,121	$35,650
1 Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

96	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Securities Maturity Schedule
(millions of Canadian dollars)				Remaining term to maturity[1]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2008 Total	2007 Total
Held-to-maturity securities
Government and government- insured securities
Canada	$214	$12	$-	$-	$-	$-	$226	$267
Other debt securities
U.S. Federal Government	366	328	570	-	-	-	1,264	359
Other foreign governments	1,892	2,051	1,189	-	-	-	5,132	4,434
Other issuers	931	1,099	782	40	33	-	2,885	2,677
	3,189	3,478	2,541	40	33	-	9,281	7,470
Total held-to-maturity securities	$3,403	$3,490	$2,541	$40	$33	$-	$9,507	$7,737
Total securities	$28,436	$21,232	$37,269	$12,022	$19,455	$25,711	$144,125	$123,036
1 Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Unrealized Securities Gains and Losses
(millions of Canadian dollars)				2008				2007
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale securities
Government and government- insured securities
Canada	$10,363	$14	$2	$10,375	$4,827	$2	$2	$4,827
Bonds reclassified from trading	21	-	1	20	-	-	-	-
Mortgage-backed securities	29,118	401	728	28,791	19,135	2,118	106	21,147
	39,502	415	731	39,186	23,962	2,120	108	25,974
Provinces	231	3	1	233	204	-	1	203
Bonds reclassified from trading	20	1	-	21	-	-	-	-
	39,753	419	732	39,440	24,166	2,120	109	26,177
Other debt securities
Canadian issuers	1,926	1	25	1,902	641	-	10	631
Bonds reclassified from trading	1,324	306	314	1,316	-	-	-	-
U.S. Federal Government	5,295	12	149	5,158	4,422	13	35	4,400
Other foreign governments	22	-	-	22	12	2	-	14
Bonds reclassified from trading	104	-	-	104	-	-	-	-
Other issuers
Non-agency CMO portfolio	9,329	11	905	8,435	-	-	-	-
Bonds reclassified from trading	6,750	1,847	2,704	5,893	-	-	-	-
Asset-backed securities	9,178	1	290	8,889	-	-	-	-
Other	675	-	14	661	301	-	-	301
	34,603	2,178	4,401	32,380	5,376	15	45	5,346
Equity securities[1]
Preferred shares	452	70	22	500	491	266	6	751
Common shares	2,791	540	244	3,087	3,124	1,008	66	4,066
	3,243	610	266	3,587	3,615	1,274	72	4,817
Total available-for-sale securities	77,599	3,207	5,399	75,407	33,157	3,409	226	36,340
Held-to-maturity securities
Government and government- insured securities
Canada	226	-	-	226	267	-	-	267
Other debt securities
U.S. Federal Government	1,264	-	-	1,264	359	-	-	359
Other foreign governments	5,132	66	13	5,185	4,434	1	49	4,386
Other issuers	2,885	14	12	2,887	2,677	1	10	2,668
	9,281	80	25	9,336	7,470	2	59	7,413
Total held-to-maturity securities	9,507	80	25	9,562	7,737	2	59	7,680
Total securities	$87,106	$3,287	$5,424	$84,969	$40,894	$3,411	$285	$44,020
1 Equity securities in the available-for-sale portfolio with a carrying value of $1,274 million (2007 - $946 million) do not have quoted market prices and are carried at cost. The fair value of these equity securities was $1,400 million (2007 - $1,636 million) and is included in the table above.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	97

Net Securities Gains
(millions of Canadian dollars)	2008	2007	2006
Net realized gains (losses)
Available-for-sale securities	$576	$364	$-
Investment securities	-	-	388
Write-downs
Available-for-sale securities	(245)	(38)	-
Investment securities	-	-	(83)
Total	$331	$326	$305

NOTE 3	LOANS, IMPAIRED LOANS, ALLOWANCE FOR CREDIT LOSSES AND COLLATERAL

LOANS
Loans (other than business and government loans designated as trading under the fair value option, described below) are recorded at amortized cost using the effective interest rate method, net of an allowance for credit losses and net of unearned income, which includes prepaid interest and loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.
Interest income is recorded on the accrual basis using the effective interest rate method until such time as the loan is classified as impaired. When a loan is identified as impaired, the accrual of interest is discontinued. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION
Certain business and government loans are designated as trading under the fair value option if the criteria described in Note 2 is met. These loans are acquired with the intent to sell for short term profit taking and are valued using quotes obtained from third-party brokers.
As at October 31, 2008, the maximum credit exposure of loans designated as trading under the fair value option amounted to $510 million (2007 - $1,235 million). These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. The change in fair value of these loans attributable to changes in credit risk that was recorded for the period was a loss of $109 million (2007 - gain of $55 million), calculated by determining the changes in credit spread implicit in the fair value of the loans.

ACCEPTANCES
Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.
The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

IMPAIRED LOANS
An impaired loan is any loan where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due for 90 days is classified as impaired, other than a deposit with a bank, which is considered impaired when a payment is contractually past due for 21 days.
Interest on impaired loans subsequently received is recorded initially to recover collection costs, principal balances written off and then as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or restructured contractual conditions of the loan and all criteria for the impaired classification have been rectified.
The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans
(millions of Canadian dollars)	2008	2007	2006
Reduction in net interest income due to impaired loans	$66	$44	$29
Recoveries	(6)	(5)	(9)
	$60	$39	$20

ALLOWANCE FOR CREDIT LOSSES
The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Consolidated Balance Sheet are deposits with banks, loans other than loans designated as trading under the fair value option, mortgages and acceptances. Items that are not recorded on the Consolidated Balance Sheet include certain guarantees, letters of credit and undrawn lines of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet. The allowance related to off-balance sheet items was $217 million as at October 31, 2008 (2007 - $255 million) and primarily related to undrawn lines of credits.
The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which carrying values are higher than estimated realizable values. For large and medium-sized business and government loans, specific provisions are established on an individual facility basis to recognize credit losses. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the effective interest rate inherent in the loan immediately prior to impairment. For personal and small business loans and credit card loans, specific provisions are calculated using a formula that takes into account recent loss experience.
General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. General allowances are computed using credit risk models developed by the Bank. The models consider probability of default (loss frequency), loss given default (loss severity) and exposure at default. This allowance, reviewed quarterly, reflects model and estimation risks in addition to management’s judgement.

98	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Loans and Impaired Loans
(millions of Canadian dollars)
2008	Gross amount of loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Total allowance for credit losses	Net amount of loans
Residential mortgages	$63,003	$266	$23	$243	$19	$42	$62,961
Consumer installment and other personal	79,610	209	76	133	310	386	79,224
Credit Card	7,387	82	44	38	228	272	7,115
Business and government	70,650	600	209	391	627	836	69,814
Business and government designated as trading under the fair value option	510	-	-	-	-	-	510
Total	$221,160	$1,157	$352	$805	$1,184	$1,536	$219,624

2007
Residential mortgages	$58,485	$48	$8	$40	$14	$22	$58,463
Consumer installment and other personal	67,532	150	61	89	273	334	67,198
Credit card	5,700	70	39	31	197	236	5,464
Business and government	44,258	301	95	206	608	703	43,555
Business and government designated as trading under the fair value option	1,235	-	-	-	-	-	1,235
Total	$177,210	$569	$203	$366	$1,092	$1,295	$175,915

						2008	2007
Average gross impaired loans during the year						$903	$548

Included in residential mortgages are Canadian government-insured mortgages of $42,822 million as at October 31, 2008 (2007 - $39,834 million). During the year, the Bank changed the definition of gross impaired loans for insured residential mortgages from 360 days to 90 days past the contractual due date. Included in consumer installment and other personal loans are Canadian government-insured real estate personal loans of $23,187 million as at October 31, 2008 (2007 - $16,994 million).
Foreclosed assets are non-financial assets repossessed, such as real estate properties, which are made available-for-sale in an orderly manner, with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $110 million as at October 31, 2008 (2007 - $95 million) and a related allowance of $1 million (2007 - $2 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank’s daily trading and lending activities and are not differentiated from other financial assets in the portfolios.

Allowance for Credit Losses
(millions of Canadian dollars)			2008			2007	2006
	Specific	General		Specific	General
	allowance	allowance	Total	allowance	allowance	Total	Total
Balance at beginning of year	$203	$1,092	$1,295	$176	$1,141	$1,317	$1,293
Acquisitions of TD Banknorth[1] (includes Interchange and Hudson) and VFC	-	-	-	-	14	14	87
Provision for credit losses	934	129	1,063	643	2	645	409
Write-offs[2]	(946)	-	(946)	(763)	-	(763)	(583)
Recoveries	124	-	124	135	-	135	129
Other[3]	37	(37)	-	12	(65)	(53)	(18)
Allowance for credit losses at end of year	$352	$1,184	$1,536	$203	$1,092	$1,295	$1,317
1 All loans acquired from Commerce were recorded at their fair value on the date of acquisition which takes into consideration the credit quality of the loans. As a result, an allowance for credit losses was not recorded on acquisition.
2 For the year ended October 31, 2008, there were no write-offs related to restructured loans (2007 - nil; 2006 - nil).
3 Includes foreign exchange rate changes, net of losses on loan sales.

Loans Past Due but not Impaired
A loan is past due when a counterparty has failed to make a payment by the contractual due date. The following table provides aging information for loans that are past due but not impaired. A grace period has been incorporated if it is common to a product type and provided to the counterparties. The grace period represents the additional time period (e.g., 3 days) beyond the contractual due date during which a counterparty is permitted to make the payment without the loan being classified as past due.

Gross Amount of Loans Past Due but not Impaired as at October 31, 2008
(millions of Canadian dollars)	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$811	$357	$64	$1,232
Consumer installment and other personal loans	3,234	570	131	3,935
Credit cards	381	75	41	497
Business and government	2,725	256	79	3,060
Total	$7,151	$1,258	$315	$8,724

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	99

Collateral
As at October 31, 2008, the fair value of financial collateral held against loans that were past due but not impaired was $22.7 million. In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.
As at October 31, 2008, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $24.6 billion. The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $7.4 billion. These transactions are conducted under terms that are usual and customary to standard lending, and stock borrowing and lending activities.
The carrying value of loans renegotiated during the year ended October 31, 2008, that would otherwise be impaired, was $11 million.

NOTE 4	LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, Transfers of Receivables, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.
A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions - credit losses, prepayment rates, forward yield curves and discount rates - which are commensurate with the risks involved.
Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are, more than adequate, a servicing asset is recognized. When the benefits of servicing are less than adequate, a servicing liability is recognized. Other retained interests are classified as trading securities and are carried at fair value with the changes in fair value recorded in trading income.
The following table summarizes the Bank’s securitization activity. In most cases, the Bank retained the responsibility for servicing the assets securitized.

Securitization Activity
(millions of Canadian dollars)					2008					2007	2006
	Residential		Credit	Commercial		Residential		Credit	Commercial
	mortgage	Personal	card	mortgage		mortgage	Personal	card	mortgage
	loans	loans	loans	loans	Total	loans	loans	loans	loans	Total	Total
Gross proceeds	$12,070	$5,599	$1,600	$2	$19,271	$9,147	$7,562	$3,200	$2	$19,911	$17,923
Retained interests	305	51	12	-	368	187	108	30	-	325	241
Cash flows received on retained interests	221	90	43	2	356	199	104	59	2	364	392

The following table summarizes the impact of securitizations on the Bank’s Consolidated Statement of Income.

Securitization Gains (Losses) and Income on Retained Interests
(millions of Canadian dollars)					2008					2007	2006
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Total
Gain (loss) on sale	$(21)	$50	$12	$-	$41	$6	$107	$28	$-	$141	$119
Income on retained interests[1]	96	17	77	-	190	133	29	94	-	256	227
Total	$75	$67	$89	$-	$231	$139	$136	$122	$-	$397	$346
1 Excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are included in trading income.

100	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

The key assumptions used to value the retained interests at the date of the securitization activities are shown in the table below.

Key Assumptions
				2008				2007				2006
	Residential		Credit	Commercial	Residential		Credit	Commercial	Residential		Credit	Commercial
	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage	mortgage	Personal	card	mortgage
	loans	loans	loans	loans	loans	loans	loans	loans	loans	loans	loans	loans
Prepayment rate[1]	18.1%	5.9%	43.5%	5.2%	20.0%	6.5%	43.0%	8.7%	20.0%	6.1%	43.9%	8.4%
Excess spread[2]	0.8	1.1	7.1	1.0	0.7	1.1	7.1	1.0	0.6	1.1	13.1	0.8
Discount rate	4.7	5.6	6.1	8.1	6.5	6.2	6.3	10.3	6.0	4.3	5.6	5.6
Expected credit losses[3]	-	-	2.4	0.1	-	-	2.1	0.1	-	-	2.3	0.1
1 Represents monthly payment rate for secured personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During 2008, there were maturities of previously securitized loans and receivables of $8,901 million (2007 - $9,974 million, 2006 - $7,984 million). As a result, the net proceeds from loan securitizations was $10,370 million (2007 - $9,937 million, 2006 - $9,939 million).
The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests originated during the year to two adverse changes in each key assumption as at October 31, 2008. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes
(millions of Canadian dollars)				2008
	Residential		Credit	Commercial
	mortgage	Personal	card	mortgage
	loans	loans	loans	loans
Fair value of retained interests	$421	$80	$-	$4
Discount rate	4.1%	4.2%	-%	8.1%
+10%	$(2)	$-	$-	$-
+20%	(4)	(1)	-	-
Prepayment rate	18.4%	5.7%	-%	5.2%
+10%	$(14)	$(6)	$-	$-
+20%	(27)	(11)	-	-
Expected credit losses	-%	-%	-%	0.1%
+10%	$-	$-	$-	$-
+20%	-	-	-	-

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

	Loans Managed
	(millions of Canadian dollars)			2008			2007
		Loans[1]	Gross impaired loans	Net write- offs	Loans	Gross impaired loans	Net write- offs
	Type of loan
	Residential mortgages	$87,293	$266	$8	$76,816	$48	$3
	Consumer installment and other personal	87,324	221	384	76,198	160	318
	Credit card	7,115	82	300	6,264	70	255
	Business and government and other loans	70,472	600	145	44,953	301	70
	Total loans reported and securitized	252,204	1,169	837	204,231	579	646
Less:	loans securitized
	Residential mortgage loans	24,332	-	-	18,353	-	-
	Personal loans	8,100	12	1	9,000	10	-
	Credit card loans	-	-	14	800	-	18
	Commercial mortgage loans	148	-	-	163	-	-
	Total loans securitized	32,580	12	15	28,316	10	18
	Total loans reported on the Consolidated Balance Sheet	$219,624	$1,157	$822	$175,915	$569	$628
1 Net of allowance for credit losses.

NOTE 5	GOODWILL AND OTHER INTANGIBLES

GOODWILL
Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets, including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. As a result of annual impairment testing, no impairment write-downs were required for the years ended October 31, 2008, 2007 and 2006.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	101

Goodwill by Segment
(millions of Canadian dollars)
2008	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking		Wholesale Banking	Corporate		Total
Carrying value of goodwill at beginning of year	$1,088		$344		$6,340		$146	$-		$7,918
Goodwill arising on the acquisition of Commerce	-		-		6,330		-	-		6,330
Transfers during the year	128	1	242	1	(1,317	)1,2	-	947	2	-
Sale of subsidiaries and other businesses	-		-		(56)		-	-		(56)
Foreign currency translation adjustments and other	-		(1)		651		-	-		650
Carrying value of goodwill at end of year	$1,216		$585		$11,948		$146	$947		$14,842
2007
Carrying value of goodwill at beginning of year	$1,086		$359		$5,805		$146	$-		$7,396
Goodwill arising on acquisitions during the year	2		-		1,346		-	-		1,348
Foreign currency translation adjustments and other	-		(15)		(811)		-	-		(826)
Carrying value of goodwill at end of year	$1,088		$344		$6,340		$146	$-		$7,918
1 During the year, the insurance, credit card and wealth management businesses previously included in the U.S. Personal and Commercial Banking segment were transferred to the Canadian Personal and Commercial Banking and Wealth Management segments to align with how these businesses are now being managed on a North American basis. As a result, goodwill related to these transferred businesses was also transferred.
2 The amount of goodwill recorded in the Consolidated Balance Sheet arising from the acquisition of Commerce is determined by using the average market price of the Bank’s common shares over the two-day period before and after the terms of the acquisition were agreed to and announced. Goodwill recorded in the U.S. Personal and Commercial Banking segment reflects the amount that would have been recorded if the market price of the Bank’s common shares on the date of acquisition was used. The difference is recorded in the Corporate segment.

OTHER INTANGIBLES
The Bank’s other intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition and term deposit, loan and mutual fund intangibles resulting from acquisitions. Other intangible assets are amortized over 3 to 20 years, proportionate to the expected economic benefit.
All other intangible assets are assessed for impairment at least annually and when an event or change in circumstances indicates that the assets might be impaired. As a result of annual impairment testing, no impairment write-downs were required for the years ended October 31, 2008, 2007 and 2006.
Other intangible assets acquired during the year resulting from the acquisition of Commerce were $1,514 million.
The table below presents details of the Bank’s other intangible assets as at October 31:

Other Intangibles
(millions of Canadian dollars)			2008	2007
	Carrying value	Accumulated amortization	Net carrying value	Net carrying value
Core deposit intangible assets	$5,242	$(2,849)	$2,393	$1,126
Other intangible assets	4,988	(4,240)	748	978
Total other intangible assets[1]	$10,230	$(7,089)	$3,141	$2,104
1 Future amortization expense for the carrying amount of other intangible assets is estimated to be as follows for the next five years: 2009 - $619 million, 2010 - $567 million, 2011 - $525 million, 2012 - $225 million and 2013 - $199 million.

NOTE 6	VARIABLE INTEREST ENTITIES

A VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns, or both.
The Bank is considered the primary beneficiary of Lillooet Limited, which is discussed in Note 31. The Bank has one other significant VIE of which it is the primary beneficiary. This VIE purchases senior tranches of securitized assets from the Bank’s existing customers and the Bank funds the purchase of these assets by stamping BAs. As at October 31, 2008, the VIE had $1.86 billion (2007 - $0.02 billion) of assets, which included credit card loans, automobile loans and leases and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the VIE’s assets to the extent of its entitlement under arrangements with the sellers. The Bank’s maximum potential exposure to loss was $1.86 billion (2007 - $0.02 billion) as at October 31, 2008.
The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank’s variable interests in these non-consolidated VIEs are discussed below.

102	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

MULTI-SELLER CONDUITS
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. During 2007, the Bank converted liquidity facilities it provides to the conduits from general market disruption liquidity facilities to liquidity facilities which can be drawn by the conduits if the conduit meets certain tests designed to ensure the Bank does not provide credit enhancement. From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits which is classified as trading securities. The Bank earns fees from the conduits which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees, however, the Bank is not the primary beneficiary.
The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $10.7 billion as at October 31, 2008 (October 31, 2007 - $12.7 billion). Further, the Bank has committed to an additional $1.8 billion (October 31, 2007 - $2.5 billion) in liquidity facilities for asset-backed commercial paper that could potentially be issued by the conduits. As at October 31, 2008, the Bank also provided deal-specific credit enhancement in the amount of $78 million (October 31, 2007 - $59 million).

SINGLE-SELLER CONDUITS
The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet.
As at October 31, 2008, the single-seller conduits had $5.1 billion (October 31, 2007 - $5.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion as at October 31, 2008 (October 31, 2007 - $5.1 billion), of which $1.1 billion (October 31, 2007 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $80 million (October 31, 2007 - $71 million) relating to excess spread.

OTHER FINANCING TRANSACTIONS
The Bank enters into transactions with major U.S. corporate clients through jointly-owned VIEs as a means to provide them with cost efficient financing. Under these transactions, as at October 31, 2008, the Bank provided approximately $2.1 billion (2007 - $3.0 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with AA credit ratings on an S&P equivalent basis fully covering its investment in these VIEs. At inception of the transactions, the counterparties posted collateral in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At October 31, 2008, the Bank’s net exposure to the U.S. banks after taking into account collateral and credit default swaps (CDS) was approximately $960 million (October 31, 2007 - $ 1.5 billion). As at October 31, 2008, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.1 billion (October 31, 2007 - $3.0 billion). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice. As at October 31, 2008, these VIEs had assets totalling more than $8.0 billion ( October 31, 2007 - $12.0 billion).

NOTE 7	LAND, BUILDINGS AND EQUIPMENT

Buildings, equipment, furniture and fixtures, computer equipment and software and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in other income in the Consolidated Statement of Income. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. When land, buildings and equipment are no longer in use or considered impaired, they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded.
The Bank recognizes the legal obligation associated with the retirement of a long-lived asset in the period in which it occurs and can be reasonably estimated. The liability and corresponding asset are recognized at fair value. The increase in the long-lived asset is depreciated over the remaining useful life of the asset.
   Depreciation methods and rates by asset category are as follows:

Asset	Depreciation rate and method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	3 to 7 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	lesser of lease term or useful life, straight-line

(millions of Canadian dollars)			2008	2007
	Cost	Accumulated depreciation	Net book value	Net book value
Land	$731	$-	$731	$214
Buildings	1,504	413	1,091	384
Computer equipment and software	1,472	915	557	464
Furniture, fixtures and other equipment	1,497	643	854	354
Leasehold improvements	1,074	474	600	406
Total	$6,278	$2,445	$3,833	$1,822

Accumulated depreciation at the end of 2007 was $2,066 million. Depreciation expense for buildings and equipment amounted to $438 million for 2008 (2007 - $362 million; 2006 - $343 million).

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	103

NOTE 8	OTHER ASSETS
(millions of Canadian dollars)	2008	2007
Amounts receivable from brokers, dealers and clients	$6,302	$7,004
Accrued interest	2,081	1,734
Accounts receivable, prepaid expenses and other items	4,352	3,924
Insurance-related assets, excluding investments	971	859
Current income taxes receivable	1,941	-
Net future income tax asset	1,247	294
Prepaid pension expense	637	618
Total	$17,531	$14,433

NOTE 9	DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts, some of which earn interest.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2008 was $123 billion (2007 - $95 billion). Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)				2008	2007
	Demand	Notice	Term	Total	Total
Personal	$33,779	$78,506	$79,949	$192,234	$147,561
Banks	2,308	74	7,298	9,680	10,162
Business and government	28,467	50,984	49,635	129,086	73,322
Trading	-	-	44,694	44,694	45,348
Total[1]	$64,554	$129,564	$181,576	$375,694	$276,393
Non-interest-bearing deposits included above
In domestic offices				$7,454	$6,214
In foreign offices				4,582	4,025
Interest-bearing deposits included above
In domestic offices				211,482	179,043
In foreign offices				151,360	86,922
U.S. federal funds deposited				816	189
Total[1]				$375,694	$276,393
1 Included in deposit liabilities on the Consolidated Balance Sheet is $352 million due to TD Capital Trust ll.

Term Deposits
(millions of Canadian dollars)							2008	2007
	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total	Total
Personal	$24,110	$22,535	$12,225	$6,087	$2,004	$12,988	$79,949	$67,305
Banks	7,116	83	46	10	5	38	7,298	7,431
Business and government	31,194	5,422	3,608	1,742	3,797	3,872	49,635	24,813
Trading	43,265	153	369	145	55	707	44,694	45,348
Total	$105,685	$28,193	$16,248	$7,984	$5,861	$17,605	$181,576	$144,897

NOTE 10	OTHER LIABILITIES
(millions of Canadian dollars)	2008	2007
Amounts payable to brokers, dealers and clients	$6,577	$9,457
Accrued interest	2,334	1,960
Accounts payable, accrued expenses and other items	3,548	3,583
Insurance-related liabilities	3,374	3,080
Accrued benefit liability	837	777
Accrued salaries and employee benefits	976	909
Cheques and other items in transit	75	554
Current income taxes payable	-	916
Total	$17,721	$21,236

104	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

NOTE 11	SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.
Interest expense is recognized on the accrual basis using the effective interest rate method.

Subordinated Notes and Debentures
(millions of Canadian dollars)
Maturity date	Interest rate (%)	Earliest par redemption date	Foreign currency amount	2008	2007
April 2009 - December 2010	Various	1	-	$5	$5
June 2011[2]	7.63%	-	US$205 million	218	206
May 2012[2]	7.00%	-	US$213 million	227	216
September 2013	4.54%	September 2008	-	1,000
August 2014	10.05%	-	149	149
January 2016	4.32%	January 2011	1,000	1,000
October 2016	4.87%	October 2011	500	500
November 2017	5.38%	November 2012	2,500	-
June 2018	5.69%	June 2013	896	898
April 2020	5.48%	April 2015	871	-
September 2022[2]	4.64%	September 2017	270	270
July 2023	5.83%	July 2018	650	-
May 2025	9.15%	-	200	196
June 2028[2]	7.65%	June 2008	-	54
July 2030[2]	11.30%	July 2010	US$11 million	11	11
October 2030[2]	10.88%	October 2010	US$24 million	26	24
February 2031[2]	10.20%	February 2011	US$4 million	4	4
April 2033[2]	6.85%	April 2008	-	21
April 2033[2]	6.45%	April 2008	US$15 million	16	15
March 2034[2]	5.60%	March 2009	US$21 million	22	21
June 2035[2]	6.12%	September 2010	US$10 million	11	10
June 2035[2]	6.08%	September 2010	US$10 million	11	10
October 2104	4.97%	October 2015	800	794
December 2105	4.78%	December 2016	2,249	2,245
December 2106[3]	5.76%	December 2017	1,800	1,800
$12,436	$9,449
1 Interest is payable at 0%.
2 Obligation of a subsidiary.
3 On July 20, 2007, the Bank issued $1.8 billion 5.763% medium term notes due December 18, 2106.

New Issues and Redemptions
On November 1, 2007, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.382% until November 1, 2012 and the bankers’ acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank’s option at par on November 1, 2012. The Bank has included the issue as Tier 2B regulatory capital.
On April 2, 2008, the Bank issued $500 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.48% until April 2, 2015 and the bankers’ acceptance rate plus 2.00% thereafter until maturity on April 2, 2020. The notes are redeemable at the Bank’s option at par on April 2, 2015. On July 7, 2008, the Bank issued a $375 million second tranche of its medium term notes maturing April 2, 2020 carrying the same terms and conditions as the original issue. The Bank has included the issues as Tier 2B regulatory capital.
On July 7, 2008, the Bank issued $650 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.828% until July 9, 2018 and the bankers’ acceptance rate plus 2.55% thereafter until maturity on July 9, 2023. The notes are redeemable at the Bank’s option at par on July 9, 2018. The Bank has included the issue as Tier 2B regulatory capital.
On September 5, 2008, the Bank redeemed all its outstanding $1 billion 4.54% subordinated debentures due September 5, 2013 at a redemption price of 100 per cent of the principal amount. The issue qualified as Tier 2B regulatory capital.
In September 2008, a subsidiary of the Bank redeemed US$74 million of junior subordinated debentures. Subsequently, in October 2008, a subsidiary of the Bank redeemed US$16 million of junior subordinated debentures. Of these issues, US$85 million qualified as Tier 2B regulatory capital.

REPAYMENT SCHEDULE
The aggregate maturities of the Bank’s subordinated notes and debentures are as follows:

(millions of Canadian dollars)	2008	2007
Within 1 year	$4	$1
Over 1 year to 2 years	-	4
Over 2 years to 3 years	219	-
Over 3 years to 4 years	227	206
Over 4 years to 5 years	-	216
Over 5 years	11,986	9,022
Total	$12,436	$9,449

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	105

NOTE 12	LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares, convertible into a variable number of the Bank’s common shares at the holder’s option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.
Preferred shares without conversion rights are not classified as liabilities and are presented in Note 15.

(millions of Canadian dollars)	2008	2007
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
Total liability for preferred shares	$550	$550

PREFERRED SHARES
None of the outstanding preferred shares are redeemable at the option of the holder. Redemptions and repurchases of all preferred shares are subject to prior approval of OSFI.

Class A First Preferred Shares, Series M
On February 3, 2003, the Bank issued 14 million Series M shares for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.70% per Series M share.
The Bank may redeem all or, from time to time, part of the outstanding Series M shares by payment in cash of $26.00 per share on or after April 30, 2009, and thereafter at an annual declining premium to a price of $25.00 per share on or after April 30, 2013 together, in each case, with the unpaid dividend to the date of redemption.
On or after April 30, 2009, the Bank may convert the outstanding Series M shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share together with any declared and unpaid dividend to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.
On or after October 31, 2013, each Series M share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion.

Class A First Preferred Shares, Series N
On April 30, 2003, the Bank issued 8 million Series N shares for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.60% per Series N share.
The Bank may redeem all or, from time to time, part of the outstanding Series N shares by payment in cash of $26.00 per share on or after April 30, 2009, and thereafter at an annual declining premium to a price of $25.00 per share on or after April 30, 2013 together, in each case, with unpaid dividend to the date of redemption.
On or after April 30, 2009, the Bank may convert the outstanding Series N shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share together with any declared and unpaid dividend to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.
On or after January 31, 2014, each Series N share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion.

TD MORTGAGE INVESTMENT CORPORATION PREFERRED SHARES, SERIES A
On October 31, 2007, TD Mortgage Investment Corporation redeemed all 350,000 preferred shares, Series A at the price of $1,000 per share.

NOTE 13	CAPITAL TRUST SECURITIES

Capital Trust Securities - Series 2009 (TD CaTS) are issued by TD Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are owned 100% by the Bank. The proceeds from the issuance were invested in trust assets. TD CaTS are convertible into a variable number of the Bank's common shares at the holder's option. The Bank classifies the TD CaTS as liabilities for reporting purposes. Distributions on these capital trust securities are recorded in interest expense.
TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) are issued by TD Capital Trust II (Trust II), an open-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in Bank deposits. TD CaTS II are convertible into a variable number of the Bank's common shares at the holder's option. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The deposit note issued to Trust II is reflected in deposits on the Consolidated Balance Sheet.
TD Capital Trust III Securities - Series 2008 (TD CaTS III) are issued by TD Capital Trust III (Trust III), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. TD CaTS III are not convertible or redeemable at the holder's option. The Bank classifies the TD CaTS III as non-controlling interest in subsidiaries for reporting purposes. Distributions on these capital trust securities are recorded in non-controlling interests in subsidiaries in the Consolidated Statement of Income.
The CaTS, CaTS II and CaTS III all qualify as Tier 1 regulatory capital of the Bank.

106	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

(millions of Canadian dollars)	2008	2007	Comments
Trust units issued by TD Capital Trust (thousands of units):
900 Capital Trust Securities - Series 2009	$894	$899	Included in liability for Capital Trust Securities
Trust units issued by TD Capital Trust II (thousands of units):
350 TD Capital Trust II Securities - Series 2012-1	352	360	Not consolidated. Deposit note issued to Trust II is included in deposits
Trust units issued by TD Capital Trust III (thousands of units):
1,000 TD Capital Trust III Securities - Series 2008	990	-	Included in non-controlling interests

CAPITAL TRUST SECURITIES - SERIES 2009
Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per each TD CaTS. Should the Trust fail to pay the semi-annual distributions in full, the Bank’s ability to declare dividends on Bank common and preferred shares would be restricted.
Between June 30, 2005 and December 31, 2009, the Trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 per TD CaTS together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus 0.38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the Trust prior to June 30, 2005, the Trust may redeem the outstanding TD CaTS for a redemption price as calculated above. On or after December 31, 2009, the redemption price will be $1,000 per TD CaTS together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of OSFI.
On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank. By giving at least 60 days’ notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.
Each TD CaTS may be automatically exchanged into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) OSFI takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of OSFI to increase its capital or provide additional liquidity.

TD CAPITAL TRUST II SECURITIES - SERIES 2012-1
Holders of TD CaTS II are eligible to receive semi-annual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should Trust II fail to pay the semi-annual distributions in full, the Bank’s ability to declare dividends on Bank common and preferred shares would be restricted.
Between December 31, 2007 and December 31, 2012, Trust II has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 per TD CaTS II together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus 0.38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to Trust II prior to December 31, 2012, Trust II may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 per TD CaTS II together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of OSFI.
At any time, each TD CaTS II may, at the option of the holder, be converted into 40 non-cumulative Class A redeemable First Preferred Shares, Series A2 of the Bank. At any time before the conversion is completed, the Bank may find substitute purchasers for the TD CaTS II at the purchase price of not less than 90% of the closing price of such TD CaTS II on the last trading day immediately before the date fixed for purchase.
Each TD CaTS II may be automatically exchanged into 40 non-cumulative Class A redeemable First Preferred Shares, Series A3 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) OSFI takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of OSFI to increase its capital or provide additional liquidity.

TD CAPITAL TRUST III SECURITIES - SERIES 2008
Holders of TD CaTS III are eligible to receive semi-annual non-cumulative fixed cash distributions of $36.215 per each TD CaTS III. Should the Trust III fail to pay the semi-annual distributions in full, the Bank’s ability to declare dividends on Bank common and preferred shares would be restricted.
Between December 31, 2013 and December 31, 2018, the Trust III has the option of redeeming the outstanding TD CaTS III for the greater of: (a) $1,000 per TD CaTS III together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2018 at that time plus 0.94% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the Trust III prior to December 31, 2013, the Trust III may redeem the outstanding TD CaTS III for a redemption price as calculated above. On or after December 31, 2018, the redemption price will be $1,000 per TD CaTS III together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of OSFI.
Each TD CaTS III may be automatically exchanged into one non-cumulative Class A redeemable First Preferred Share, Series A9 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) OSFI takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of OSFI to increase its capital or provide additional liquidity.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	107

NOTE 14	NON-CONTROLLING INTERESTS IN SUBSIDIARIES

(millions of Canadian dollars)	2008	2007
REIT preferred stock, Series A	$523	$489
TD Capital Trust III Securities - Series 2008	990	-
Other	47	35
Total non-controlling interests in subsidiaries	$1,560	$524

REIT PREFERRED STOCK, SERIES A
On May 17, 2007, a subsidiary of TD Banknorth issued 500,000 non-cumulative REIT preferred stock, Series A for gross cash consideration of US$500 million. The Series A shares pay an annual non-cumulative dividend of 6.378%. The Series A shares are redeemable, in whole or in part, at par on October 15, 2017 and every five years thereafter and qualify as Tier 1 regulatory capital of the Bank.

TD CAPITAL TRUST III SECURITIES - SERIES 2008
On September 17, 2008, the Bank issued $1 billion of TD CaTS III securities as described in Note 13.

NOTE 15	SHARE CAPITAL

COMMON SHARES
The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible.

Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)		2008		2007		2006
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of year	717.8	$6,577	717.4	$6,334	711.8	$5,872
Issued on exercise of options	4.6	255	3.8	173	3.4	119
Issued as a result of dividend reinvestment plan	4.6	274	1.2	85	5.4	328
Impact of shares (acquired) sold for trading purposes[1]	(0.2)	(12)	0.4	30	(0.3)	(20)
Issued on the acquisition of Commerce	83.3	6,147	-	-	-	-
Issued on the acquisition of VFC	-	-	-	-	1.1	70
Purchased for cancellation	-	-	(5.0)	(45)	(4.0)	(35)
Balance at end of year - common	810.1	$13,241	717.8	$6,577	717.4	$6,334
Preferred (Class A):
Series O	17.0	$425	17.0	$425	17.0	$425
Series P	10.0	250	-	-	-	-
Series Q	8.0	200	-	-	-	-
Series R	10.0	250	-	-	-	-
Series S	10.0	250	-	-	-	-
Series Y	10.0	250	-	-	-	-
Series AA	10.0	250	-	-	-	-
Balance at end of year - preferred	75.0	$1,875	17.0	$425	17.0	$425
1 Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

PREFERRED SHARES
Class A First Preferred Shares, Series O
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and at a declining premium of $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014. The Series O shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series P
On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016. The Series P shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series Q
On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017. The Series Q shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series R
On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017. The Series R shares qualify as Tier 1 capital of the Bank.

108	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

5-Year Rate Reset Preferred Shares, Series S
On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter. The Series S shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series Y
On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter. The Series Y shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AA
On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AA shares qualify as Tier 1 capital of the Bank.

5-YEAR RATE RESET PREFERRED SHARES, SERIES AC
Subsequent to year-end, on November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AC shares qualify as Tier 1 capital of the Bank.

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. During the year, a total of 0.6 million common shares were issued from the Bank’s treasury with no discount and 4.0 million common shares were issued from the Bank’s treasury with a 1% discount. In 2007, 1.2 million common shares were issued from the Bank’s treasury with no discount under the dividend reinvestment plan.

NORMAL COURSE ISSUER BID
On December 20, 2006, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to five million common shares, representing approximately 0.7% of the Bank’s outstanding common shares as at December 13, 2006. This bid was completed in August, 2007 after the purchase of five million shares at a cost of $356 million. The Bank did not renew this bid.

DIVIDEND RESTRICTIONS
The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.
The Bank is also restricted from paying dividends in the event that either the Trust, Trust II or Trust III fails to pay semi-annual distributions in full to holders of their respective trust securities, TD CaTS, TD CaTS II and TD CaTS III. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	109

NOTE 16	REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.
    The Bank’s objectives include:
•	Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return;
•	Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers; and
•	Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.

The Bank’s Total capital consists of two tiers of capital approved under OSFI’s regulatory capital guidelines.
As at October 31, 2008, Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit) and 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios.
As at October 31, 2008, Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios and substantial investments.
For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized. In addition, TD Banknorth and Commerce assets as at October 31, 2008 were used when calculating the Bank’s regulatory capital position as at October 31, 2008.
During the year ended October 31, 2008, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. For the comparative period, the Bank complied with the capital adequacy requirements guidelines issued by OSFI based on the Basel I Capital Accord (Basel I). The Bank’s regulatory capital position as at October 31, 2008 and 2007 was as follows:

(millions of Canadian dollars)	2008	2007[1]
	(Basel II)	(Basel I)
Tier 1 capital	$20,679	$15,645
Tier 1 capital ratio[2]	9.8%	10.3%
Total capital[3]	$25,348	$19,794
Total capital ratio[4]	12.0%	13.0%
Assets-to-capital multiple[5]	19.3	19.7
1 The Bank’s capital positions were calculated based on Basel II as at October 31, 2008 and Basel I as at October 31, 2007, and as a result may not provide comparable information.
2 Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
3 Total capital includes Tier 1 and Tier 2 capital.
4 Total capital ratio is calculated as Total capital divided by RWA.
5 The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

NOTE 17	ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is composed of the Bank’s net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair value of derivative instruments designated as cash flow hedges, all net of income taxes.
The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at October 31, 2008 and 2007.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)	2008	2007
Unrealized gain (loss) on available-for-sale securities, net of cash flow hedges	$(1,409)	$369
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities[1]	(1,633)	(2,073)
Gains on derivatives designated as cash flow hedges	1,393	33
Accumulated other comprehensive income (loss) balance as at October 31	$(1,649)	$(1,671)
1 The Bank consolidated TD Bank, N.A. and reported the investment in TD Ameritrade using the foreign exchange rate as at September 30, 2008 as the results of these operations are included on a one month lag basis. If the October 31, 2008 foreign exchange rate had been used, there would have been an increase in the accumulated other comprehensive income of $3.347 billion, with a corresponding increase in the Bank’s net assets.

110	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

NOTE 18	STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards granted after October 31, 2002. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense is recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 4.4 million of these stock options remain unexercised, as at October 31, 2008.

STOCK OPTION PLAN
a) The Bank
The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a three or four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 9.2 million common shares have been reserved for future issuance (2007 - 11 million; 2006 - 12.5 million). The outstanding options expire on various dates to February 19, 2018. A summary of the Bank’s stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity
(millions of shares)	2008	Weighted-average exercise price	2007	Weighted-average exercise price	2006	Weighted-average exercise price
Number outstanding, beginning of year	20.1	$45.02	18.3	$41.18	19.9	$38.08
Conversion of TD Banknorth options to the Bank underlying	-	-	4.1	57.16	-	-
Conversion of Commerce options to the Bank underlying	10.8	54.63	-	-	-	-
Granted	2.0	72.67	1.5	67.42	1.9	59.95
Exercised	(4.6)	41.31	(3.8)	39.71	(3.4)	33.78
Forfeited/cancelled	(0.8)	64.06	-	54.46	(0.1)	43.38
Number outstanding, end of year	27.5	$55.37	20.1	$45.02	18.3	$41.18
Exercisable, end of year	23.0	$53.27	15.0	$40.87	12.9	$37.85

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2008.

Range of Exercise Prices
			Options outstanding		Options exercisable
	Number outstanding (millions of shares)	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number exercisable (millions of shares)	Weighted-average exercise price
$17.78 - $31.91	0.7	0.69	$23.17	0.7	$23.17
$32.95 - $46.76	10.4	2.97	39.02	10.4	39.02
$47.17 - $60.02	4.3	3.57	54.16	2.9	53.15
$61.59 - $73.96	9.0	6.51	68.76	6.0	67.73
$74.50 - $86.19	3.1	9.10	80.06	3.0	80.06

Effective fiscal 2008, the fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. Prior to fiscal 2008, the fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model. The effect of the change in methodology was not material. The following assumptions were used: (i) risk-free interest rate of 3.80% (2007 - 3.90%; 2006 - 3.91%); (ii) expected option life of 5.5 years (2007 - 5.2 years; 2006 - 5.1 years); (iii) expected volatility of 15.9% (2007 - 19.5%; 2006 - 21.9%); and (iv) expected dividend yield of 2.85% (2007 - 2.92%; 2006 - 2.88%). During the year, 2.0 million (2007 - 1.5 million; 2006 - 1.9 million) options were granted with a weighted-average fair value of $10.80 per option (2007 - $11.46 per option; 2006 - $11.26 per option).
During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $22 million (2007 - $20 million; 2006 - $31 million) for the stock option awards granted.

b) TD Banknorth
As a result of the TD Banknorth privatization on April 20, 2007, 7.7 million TD Banknorth stock options were converted into 4.1 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options that were vested was $52 million on the conversion date, which was recorded in contributed surplus and was part of the purchase consideration.
TD Banknorth stock options that would have expired prior to December 31, 2008 were not converted, and were paid out in cash based on their intrinsic value of $7 million on the conversion date. These were part of the purchase consideration.
As a result of the conversion, there are no longer any TD Banknorth stock options outstanding.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	111

c) Commerce
As a result of the Commerce acquisition on March 31, 2008, all of the Commerce stock options, aggregating to 19.6 million, vested on acquisition and were immediately converted into 10.8 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options was $263 million. This was recorded in contributed surplus and was part of the purchase consideration. As a result of the conversion, there are no longer any Commerce stock options outstanding.

OTHER STOCK-BASED COMPENSATION PLANS
a) The Bank
The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank’s total shareholder return relative to the average of the other major Canadian banks. The number of such share units under these plans as at October 31, 2008 is 9 million (2007 - 8 million; 2006 - 9 million).
The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant’s annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2008, 2.3 million deferred share units were outstanding (2007 - 2.2 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2008, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $191 million (2007 - $125 million; 2006 - $129 million). The compensation expense recognized before the effects of hedges was $77 million (2007 - $202 million).

b) TD Banknorth
TD Banknorth offered restricted share units and performance share unit plans for certain employees of TD Banknorth. Under these plans, participants were granted units equivalent to TD Banknorth common shares that generally vest at the end of three years. The number of performance share units was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. At the maturity date, the participant receives cash representing the value of the share units. As a result of the TD Banknorth privatization, share units were converted to the equivalent of the Bank’s common shares using the exchange ratio set out in the merger agreement. In addition, for future performance periods, the final number of performance share units will be adjusted based on the Bank’s total shareholder return relative to the average of the other major Canadian banks.
TD Banknorth also offered a performance-based restricted share unit plan to certain executives that provided for the grant of share units equivalent to the Bank’s common shares which vest at the end of three years. The number of performance share units for the first two years of the performance period was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As a result of the TD Banknorth privatization, the number of performance share units for the third and final year of the performance period will be adjusted based on the Bank’s total shareholder return relative to the average of the other major Canadian banks.
The number of TD Banknorth share units under these plans as at October 31, 2008 was 0.5 million (2007 - 1.6 million; 2006 - 1.8 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. During the year, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $32 million (2007 - $37 million; 2006 - $19 million). The compensation expense recognized before the effects of hedges was $12 million (2007 - $46 million).
An employee stock purchase plan was available to employees with one year of service. Participation in the employee stock purchase plan ceased on December 31, 2006.

EMPLOYEE OWNERSHIP PLAN
The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan (formerly known as the Employee Savings Plan). The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. Prior to March 1, 2007, employees could contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of the Bank’s common shares. The Bank matched 50% of the employee contribution amount. The Bank’s contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2008, the Bank’s contributions totaled $52 million (2007 - $49 million; 2006 - $41 million) and was expensed as part of salaries and employee benefits incurred. As at October 31, 2008, an aggregate of 7.4 million common shares were held under the Employee Ownership Plan (2007 - 6.5 million; 2006 - 6 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

112	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

NOTE 19	EMPLOYEE FUTURE BENEFITS

The Bank’s principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank (the Society), is a defined benefit plan for which membership is voluntary. Benefits under the plan are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of plan membership. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both defined benefit plans is provided by contributions from the Bank and members of the plans. In addition, the Bank maintains other partially funded and non-funded benefit plans for eligible employees. Related retirement benefits are paid from the Bank’s assets and contributions.
The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank who meet minimum age and service requirements. Retirees are required to pay a portion of the cost of their benefits. Employees eligible for the post-employment benefits are those on disability and maternity leave.
For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are prepared at least every three years (and extrapolated in the interim) to determine the present value of the accrued benefit liability. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank’s actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the valuation date. The expense includes the cost of benefits for the current year’s service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of plan amendments and actuarial gains or losses. Plan amendments are amortized on a straight-line basis over the expected average remaining service life of the active members (10 years for the principal pension plan) and the expected average remaining period to full eligibility for non-pension post-retirement benefits (9 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the active members (10 years for the principal pension plan and 16 years for the non-pension post-retirement plans). The cumulative difference between expense and funding contributions is reported on the Consolidated Balance Sheet in other assets or other liabilities.
For the defined contribution plans, annual pension expense is equal to the Bank’s contributions to the plan.

PENSION PLAN
The Bank’s principal pension plan is funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.
The Bank’s contributions to the principal pension plan during 2008 were $96 million. These contributions were made in accordance with the actuarial valuation report for funding purposes as at October 31, 2007. The next valuation date for funding purposes is at October 31, 2008.
To develop the assumption for the expected long-term return on plan assets for the Bank’s principal pension plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the fund. This resulted in the selection of the assumption for the expected long-term return on plan assets of 6.75%.
The investments of the Bank’s principal pension plan are managed utilizing a balanced approach with the primary objective of achieving an annualized real rate of return of 3% over rolling 10-year periods. The investment policy for the Bank’s principal pension plan is detailed below. The plan was in compliance with its investment policy throughout the year.

Investment Policy
Security	Acceptable range
Equity	35%-65%
Debt	30%-48%
Alternative investments	0%-1 5%
Cash equivalents	0%-4%

Debt instruments of a non-government entity must not exceed 10% of the total debt portfolio. Corporate debt issues generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio.
The equity portfolio will be generally fully invested and broadly diversified primarily in medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.
Alternative investments include hedge funds and private equities. Futures contracts and options can be utilized provided they do not create additional financial leverage. However, the plan invests in hedge funds, which normally will employ leverage when executing their investment strategy. Substantially all assets must have readily determinable fair values.
The Bank’s principal pension plan weighted average asset allocations as at July 31 by asset category are as follows:

Asset Allocation
Security	2008	2007	2006
Cash equivalents	3%	2%	3%
Debt	32	34	35
Equity	57	57	56
Alternative investments	8	7	6
Total	100%	100%	100%

For 2008 the Bank’s principal pension plan’s net assets included funded investments in the Bank and its affiliates which had a fair value of $9 million (2007 - $8 million; 2006 - $6 million).

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	113

The table below presents the financial position of the Bank’s principal pension plan. The pension plan assets and obligations are measured as at July 31.

Plan Benefit Obligations, Assets and Funded Status
(millions of Canadian dollars)	2008	2007	2006
Accumulated benefit obligation at end of period	$1,995	$1,852	$1,783
Change in projected benefit obligation
Projected benefit obligation at beginning of period	2,070	1,979	1,978
Service cost - benefits earned	78	65	71
Interest cost on projected benefit obligation	129	112	105
Members’ contributions	36	33	29
Benefits paid	(110)	(103)	(114)
Actuarial losses	141	-	-
Change in actuarial assumptions	(149)	(32)	(96)
Plan amendments	6	16	6
Projected benefit obligation at end of period	2,201	2,070	1,979
Change in plan assets
Plan assets at fair value at beginning of period	2,225	2,015	1,907
Actual income on plan assets	72	83	67
Gain (loss) on disposal of investments	(8)	103	(113)
Members’ contributions	36	33	29
Employer’s contributions	83	83	60
Increase (decrease) in unrealized gains on investments	(152)	15	185
Benefits paid	(110)	(103)	(114)
General and administrative expenses	(8)	(4)	(6)
Plan assets at fair value at end of period	2,138	2,225	2,015
Excess (deficit) of plan assets over projected benefit obligation	(63)	155	36
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	414	190	293
Unrecognized prior service costs	64	68	61
Employer’s contributions in fourth quarter	29	15	14
Prepaid pension expense	444	428	404
Annual expense
Net pension expense includes the following components:
Service cost - benefits earned	78	65	71
Interest cost on projected benefit obligation	129	112	105
Actual return on plan assets	96	(197)	(133)
Actuarial gains	(8)	(32)	(96)
Plan amendments	6	16	6
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	(246)	61	5
Actuarial losses[2]	22	41	118
Plan amendments[3]	4	(7)	2
Pension expense	$81	$59	$78
Actuarial assumptions used to determine the annual expense
Weighted average discount rate for projected benefit obligation[4]	5.68%	5.50%	5.20%
Weighted average rate of compensation increase	3.50	3.50	3.50
Weighted average expected long-term rate of return on plan assets[5]	6.75	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted average discount rate for projected benefit obligation	6.30%	5.60%	5.50%
Weighted average rate of compensation increase	3.50	3.50	3.50
Weighted average expected long-term rate of return on plan assets[5]	6.75	6.75	6.75
1 Includes expected long-term return on plan assets of $150 million (2007 - $136 million; 2006 - $128 million) less actual return on plan assets of $(96) million (2007 - $197 million; 2006 - $133 million).
2 Includes loss recognized in fiscal 2008 of $14 million (2007 - $9 million; 2006 - $22 million) less actuarial gains on projected benefit obligation in the year of $(8) million (2007 - $(32) million; 2006 - $(96) million).
3 Includes amortization of costs for plan amendments in fiscal 2008 of $10 million (2007 - $9 million; 2006 - $8 million) less actual cost of plan amendments in the year of $6 million (2007 - $16 million; 2006 - $6 million).
4 The Bank’s principal pension plan was re-measured on October 31, 2007 using a 5.70% discount rate, reflecting the actuarial valuation as at October 31, 2007.
5 Net of fees and expenses.

OTHER PENSION AND RETIREMENT PLANS
CT Pension Plan
As a result of the acquisition of CT, the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank’s principal pension plan. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan.
The following table presents the financial position of the defined benefit portion of the CT Plan. The pension plan assets and obligations are measured as at July 31.

CT Pension Plan Obligations and Assets
(millions of Canadian dollars)	2008	2007	2006
Projected benefit obligation at end of period	$338	$338	$343
Plan assets at fair value at end of period	350	357	358
Prepaid pension expense	70	75	77
Pension expense	3	5	5

114	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

TD Banknorth Retirement Plans
TD Banknorth has a non-contributory defined benefit retirement plan covering most permanent employees. In addition, TD Banknorth and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Supplemental retirement plans have been adopted for certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements.
The following table presents the financial position of the defined benefit portion of TD Banknorth’s pension plan. The plan assets and obligations are measured as at September 30.

TD Banknorth Plan Obligations and Assets
(millions of Canadian dollars)	2008	2007	2006
Projected benefit obligation at end of period	$311	$338	$304
Plan assets at fair value at end of period	418	460	334
Prepaid pension expense	123	115	122
Pension expense	(1)	4	7

Commerce Retirement Plans
Commerce has a defined contribution 401(k) plan that allows all eligible employees to contribute a percentage of their pre-tax income to the plan. Under the plan, the Bank may match a percentage of the employees’ contributions subject to a maximum limit. Subsequent to acquisition of Commerce by the Bank on March 31, 2008, the amount contributed to the plan by the Bank for fiscal year 2008 was $3.8 million, which was recognized as expense.
The defined contribution 401(k) plan includes an Employee Share Ownership Plan (ESOP) which owns 0.7 million of the Bank’s common shares. No contributions to the ESOP were made by the Bank and the employees subsequent to the acquisition.

Supplemental Employee Retirement Plans
These plans are supplemental employee retirement plans which are partially funded for eligible employees.
The following table presents the financial position of the Bank’s largest other retirement plans. The retirement plan assets and obligations are measured as at July 31.

(millions of Canadian dollars)	2008	2007	2006
Projected benefit obligation at end of period	$329	$342	$332
Plan assets at fair value at end of period	2	-	1
Accrued benefit liability	292	271	253
Pension expense	32	33	34

Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

NON-PENSION POST-RETIREMENT BENEFIT PLANS
In addition to the Bank’s pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The table below presents the financial position of the Bank’s principal non-pension post-retirement benefit plans. The principal non-pension post-retirement plan obligations are measured as at July 31.

Other Post-retirement Obligations
(millions of Canadian dollars)	2008	2007	2006
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$396	$374	$436
Service cost - benefits earned	12	11	12
Interest cost on projected benefit obligation	23	21	20
Plan amendments	-	-	(65)
Benefits paid	(9)	(8)	(8)
Actuarial gains	(93)	(2)	(21)
Projected benefit obligation at end of period	329	396	374
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	23	120	128
Unamortized past service costs	(48)	(54)	(59)
Employer’s contributions	2	3	2
Accrued benefit liability	$352	$327	$303
Annual expense
Net non-pension post-retirement benefit expense includes the following components:
Service cost - benefits earned	$12	$11	$12
Interest cost on projected benefit obligation	23	21	20
Actuarial gains	(93)	(2)	(21)
Plan amendments	-	-	(65)
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses[1]	98	8	29
Plan amendments[2]	(6)	(5)	59
Non-pension post-retirement benefit expense	$34	$33	$34
Actuarial assumptions used to determine the annual expense
Weighted average discount rate for projected benefit obligation	5.60%	5.60%	5.30%
Weighted average rate of compensation increase	3.50	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted average discount rate for projected benefit obligation	6.30%	5.60%	5.60%
Weighted average rate of compensation increase	3.50	3.50	3.50
1 Includes loss recognized in fiscal 2008 of $5 million (2007 - $6 million; 2006 - $8 million) less actuarial gains on projected benefit obligation in the year of $(93) million (2007 - $(2) million; 2006 - $(21) million).
2 Includes amortization of costs for plan amendments in fiscal 2008 of $(6) million (2007 - $(5) million; 2006 - $(6) million) less actual cost of plan amendments in the year of nil (2007 - nil; 2006 - $(65) million).

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	115

The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plans is 7.0%. The rate is assumed to decrease gradually to 3.9% by the year 2018 and remain at that level thereafter.
For 2008, the effect of a one percentage point increase or decrease in the health care cost trend rate on the benefit expense is an $8 million increase and a $6 million decrease, respectively, and on the benefit obligation, a $49 million increase and a $39 million decrease, respectively.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)	2008	2007
Other Assets
Principal Pension Plan	$444	$428
CT Pension Defined Benefit Plan	70	75
TD Banknorth Defined Benefit Plan	123	115
Prepaid pension expense	637	618

Other Liabilities
Non-Pension Post Retirement Benefit Plan	352	327
Supplemental Employee Retirement Plan	292	271
Other employee future benefits - net	193	179
Accrued benefit liability	837	777
Net amount recognized as at October 31	$(200)	$(159)

CASH FLOWS
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Plan Contributions
(millions of Canadian dollars)	2008	2007	2006
Principal pension plan	$96	$84	$60
CT Defined Benefit Pension Plan	(1)	2	3
TD Banknorth Defined Benefit Pension Plan	-	48	33
Supplemental employee retirement plans	11	16	8
Non-pension post-retirement benefit plans	9	9	8
Total	$115	$159	$112

Estimated Contributions
In 2009, the Bank or its subsidiaries expect to contribute $235 million to the principal pension plan, nil to the CT Defined Benefit Pension Plan, nil to the TD Banknorth Defined Benefit Pension Plan, $13 million to the Bank’s supplemental employee retirement plans and $13 million for the principal non-pension post-retirement benefit plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

Estimated Future Benefit Payments
Estimated future benefit payments under the Bank’s principal pension plan are $118 million for 2009; $118 million for 2010; $119 million for 2011; $121 million for 2012; $123 million for 2013 and $651 million for 2014 to 2018.
Estimated future benefit payments under the principal non-pension post-retirement benefit plans are $13 million for 2009; $14 million for 2010; $14 million for 2011; $15 million for 2012; $16 million for 2013 and $100 million for 2014 to 2018.

NOTE 20	TRADING-RELATED INCOME

Trading assets and liabilities, including derivatives, and certain loans that are held within a trading portfolio that are designated as trading under the fair value option are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.
Trading-related income comprises net interest income, trading income and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives and loans designated as trading under the fair value option.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
Trading-related income by product line depicts trading income for each major trading category.

Trading-related Income
(millions of Canadian dollars)	2008	2007	2006
Net interest income	$379	$(55)	$(65)
Trading securities and derivatives	(794)	591	797
Loans designated as trading under the fair value option	(156)	(38)	-
Total trading-related income	$(571)	$498	$732
By product
Interest rate and credit portfolios	$(663)	$239	$362
Foreign exchange portfolios	481	312	306
Equity and other portfolios	(233)	(15)	64
Loans designated as trading under the fair value option	(156)	(38)	-
Total trading-related income	$(571)	$498	$732

116	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

NOTE 21	INSURANCE

The Bank is engaged in insurance business relating to property and casualty insurance, life and health insurance and reinsurance business.
Premiums, net of reinsurance, for short-duration contracts, primarily property and casualty, are deferred as unearned premiums and recognized in other income on a pro rata basis over the terms of the policies. Unearned premiums and ceded unearned premiums, representing the portion of net written premiums that pertains to the unexpired term of the policies in force, are reported in other liabilities - other. Premiums, net of reinsurance, from long-duration contracts, primarily life insurance, are recognized when due in other income.
Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits, as determined by the appointed actuary in accordance with accepted actuarial practice, and are included in other liabilities - other. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Claims relating to property and casualty insurance are expensed as incurred.
The effect of the change in actuarial assumptions on policy benefit liabilities was not material during the year.

(millions of Canadian dollars)	2008	2007	2006
Net earned premiums and fees	$2,701	$2,538	$2,329
Claims and related expenses, net of reinsurance	1,774	1,533	1,433
	$927	$1,005	$896

NOTE 22	RESTRUCTURING COSTS

COMMERCE RESTRUCTURING AND INTEGRATION CHARGES
As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken during 2008, the Bank incurred $48 million before-tax restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.
During 2008, the Bank also incurred integration charges of $63 million before tax. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Consolidated Statement of Income, the integration charges are included in non-interest expenses.

TD BANKNORTH RESTRUCTURING, PRIVATIZATION AND MERGER-RELATED CHARGES
As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA, N.A. (TD Bank USA) during 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges consisted primarily of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.
During 2007, TD Banknorth also incurred privatization costs of $11 million before tax, which primarily consisted of legal and investment banking fees, and merger-related costs of $8 million in connection with the integration of Hudson United Bancorp (Hudson) and Interchange Financial Services Corporation (Interchange) with TD Banknorth. In the Consolidated Statement of Income, the privatization and merger-related charges are included in other non-interest expenses.
As at October 31, 2008, the total unutilized balance of restructuring costs of $29 million (2007 - $29 million) shown below is included in other liabilities in the Consolidated Balance Sheet.

Restructuring Costs
(millions of Canadian dollars)					2008	2007	2006
	Human resources	Real estate	Technology	Other	Total	Total	Total
Balance at beginning of year	$16	$5	$6	$2	$29	$27	$25
Restructuring costs arising during the year:
Wholesale Banking	-	-	-	-	-	-	50
U.S. Personal and Commercial Banking	20	23	-	5	48	67	-
Amount utilized during the year:
Wholesale Banking	7	-	-	-	7	10	48
U.S. Personal and Commercial Banking	8	23	5	5	41	55	-
Balance at end of year	$21	$5	$1	$2	$29	$29	$27

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	117

NOTE 23	INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Benefit of) Income Taxes[1]
(millions of Canadian dollars)	2008	2007	2006
Provision for income taxes - Consolidated Statement of Income
Current income taxes	$429	$974	$888
Future income taxes	108	(121)	(14)
	537	853	874
Provision for income taxes - Statement of Other Comprehensive Income
Current income taxes	(1,092)	980	209
Future income taxes	(598)	(78)	-
	(1,690)	902	209
Income taxes - other non-income related items including business combinations and other transition adjustments
Current income taxes	-	(10)	10
Future income taxes	(463)	442	(3)
	(463)	432	7
Total provision for (benefit of) income taxes	$(1,616)	$2,187	$1,090
Current income taxes
Federal	$(529)	$1,120	$600
Provincial	(237)	598	339
Foreign	103	226	168
	(663)	1,944	1,107
Future income taxes
Federal	118	(37)	(49)
Provincial	57	(13)	(26)
Foreign	(1,128)	293	58
	(953)	243	(17)
Total provision for (benefit of) income taxes	$(1,616)	$2,187	$1,090
1 Certain prior period numbers have been restated to conform with the presentation adopted in the current period.

Reconciliation to Statutory Tax Rate
(millions of Canadian dollars)		2008		2007		2006
Income taxes at Canadian statutory income tax rate	$1,342	32.7%	$1,627	34.9%	$1,934	35.0%
Increase (decrease) resulting from:
Dividends received	(345)	(8.4)	(423)	(9.1)	(234)	(4.2)
Rate differentials on international operations	(457)	(11.1)	(336)	(7.2)	(248)	(4.5)
Items related to dilution gains and losses	-	-	-	-	(582)	(10.5)
Future federal and provincial tax rate changes	1	-	12	0.3	10	0.2
Other - net	(4)	(0.1)	(27)	(0.6)	(6)	(0.2)
Provision for income taxes and effective income tax rate	$537	13.1%	$853	18.3%	$874	15.8%

The net future tax asset which is reported in other assets is composed of:

Net Future Income Tax Asset
(millions of Canadian dollars)	2008	2007
Future income tax assets
Allowance for credit losses	$503	$210
Premises and equipment	125	332
Deferred income	23	11
Securities	1,321	53
Goodwill	76	63
Employee benefits	431	351
Less carryforward	580	-
Other	-	207
Total future income tax assets	3,059	1,227
Valuation allowance	(80)	(19)
Future income tax assets	2,979	1,208
Future income tax liabilities
Intangible assets	(1,111)	(738)
Employee benefits	(140)	(156)
Other	(481)	(20)
Future income tax liabilities	(1,732)	(914)
Net future income tax asset[1]	$1,247	$294
1 Included in the October 31, 2008 net future income tax asset are future income tax assets (liabilities) of $193 million (2007 - $374 million) in Canada, $1,031 million (2007 - $(92) million) in the United States and $23 million (2007 - $12 million) in international jurisdictions.

Earnings of certain subsidiaries would be subject to additional tax only upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $473 million as at October 31, 2008 (2007 - $428 million).

118	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

NOTE 24	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.
Basic and diluted earnings per share as at October 31 are as follows:

Basic and Diluted Earnings per Share
	2008	2007	2006
Basic earnings per share
Net income available to common shares ($ millions)	$3,774	$3,977	$4,581
Average number of common shares outstanding (millions)	769.6	718.6	716.8
Basic earnings per share ($)	$4.90	$5.53	$6.39

Diluted earnings per share
Net income available to common shares ($ millions)	$3,774	$3,977	$4,581
Average number of common shares outstanding (millions)	769.6	718.6	716.8
Stock options potentially exercisable as determined under the treasury stock method[1] (millions)	6.1	6.9	6.2
Average number of common shares outstanding - diluted (millions)	775.7	725.5	723.0
Diluted earnings per share[1] ($)	$4.87	$5.48	$6.34
1 For 2008, the computation of diluted earnings per share excluded weighted average options outstanding of 7,077 thousand with a weighted-average exercise price of $68.94 as the option price was greater than the average market price of the Bank’s common shares. For 2007, the computation of diluted earnings per share excluded weighted average options outstanding of 0.01 thousand with a weighted-average exercise price of $65.44 as the option price was greater than the average market price of the Bank’s common shares. For 2006, the computation of diluted earnings per share excluded weighted-average options outstanding of 712 thousand with a weighted-average exercise price of $60.02 as the option price was greater than the average market price of the Bank’s common shares.

NOTE 25	FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities held in the trading portfolio, certain securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or based on a valuation technique whose variables include only inputs from observable markets and accordingly give rise to an inception profit. The valuation methodology for a financial instrument can be classified as a valuation technique with significant observable market inputs when the instrument is traded in an active market where the price is observable and tradable. When a valuation technique significantly utilizes non-observable market inputs or transaction prices, no inception profit is recognized when the asset or liability is first recognized.
Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which utilize observable market inputs. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.
For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market inputs or transaction prices.
A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.
If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

METHODS AND ASSUMPTIONS
The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value
For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, acceptances and securities borrowed or purchased under reverse repurchase agreement are considered to be equal to carrying value.

Securities
The methods used to determine the fair value are described in Note 2. The fair values of securities are based on quoted market prices or, where quoted market prices are not readily available, quoted market prices of similar securities, other third-party evidence or by using another valuation technique that maximizes the use of observable inputs.

Loans
The estimated fair value of loans reflects changes in market discount which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to equal carrying value.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	119

Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics.
The fair value of over-the-counter trading derivatives is estimated using well established models, but is recorded net of valuation adjustments, which recognize the need to address market, liquidity, model and credit risks not appropriately captured by the models. If the model includes inputs that are not observable in the market, inception gains and losses associated with these contracts are deferred and recognized as the inputs become observable.
In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment after adjusting for the value of collateral.
For non-trading derivatives, the fair value is determined on the same basis as for trading derivatives.

Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms. For deposits with no defined maturities, the Bank considers fair value to equal cash value based on carrying value being the equivalent to the amount payable on the balance sheet date.

Subordinated Notes and Debentures
The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities
The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.
The fair values in the following table exclude the value of assets that are not financial instruments. Also excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to the Bank.

Financial Assets and Liabilities
(millions of Canadian dollars)		2008		2007
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and due from banks	$2,517	$2,517	$1,790	$1,790
Interest-bearing deposits with banks	15,429	15,429	14,746	14,746
Securities
Trading	53,095	53,095	77,637	77,637
Designated as trading under the fair value option	6,402	6,402	2,012	2,012
Available-for-sale	75,121	75,407	35,650	36,340
Held-to-maturity	9,507	9,562	7,737	7,680
Securities purchased under reverse repurchase agreements	42,425	42,425	27,648	27,648
Loans	219,114	217,798	174,680	174,760
Loans designated as trading under the fair value option	510	510	1,235	1,235
Customers’ liability under acceptances	11,040	11,040	9,279	9,279
Derivatives	83,548	83,548	38,918	38,918
Other assets	12,800	12,800	10,541	10,541

Financial liabilities
Trading deposits	44,694	44,694	45,348	45,348
Other deposits	331,000	333,080	231,045	230,812
Acceptances	11,040	11,040	9,279	9,279
Obligations related to securities sold short	18,518	18,518	24,195	24,195
Obligations related to securities sold under repurchase agreements	18,654	18,654	16,574	16,574
Derivatives	74,473	74,473	41,621	41,621
Subordinated notes and debentures	12,436	11,609	9,449	9,396
Liabilities for preferred shares and capital trust securities	1,444	1,472	1,449	1,517
Other liabilities	14,085	14,085	18,012	18,012

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes in place. The valuations are also validated by past experience and through the actual cash settlement of contracts.
The Bank defers all inception profit on financial instruments where fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation. The difference between the fair value at initial recognition represented by transaction price and the fair value determined using the valuation technique is recognized in income when the inputs become observable. The total amount of change in fair value recognized in income for the year ended October 31, 2008 relating to these financial instruments was $304 million (2007: $62 million), which is before the impact of hedges and includes changes in both the observable and non-observable inputs.
The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $556 million (2007: $68 million) to an increase in the fair value by $554 million (2007: $82 million) (before changes in valuation adjustments).
The following table summarizes the aggregate profit not recognized at inception due to the difference between the transaction price and amount determined using valuation techniques with significant non-observable market inputs:

(millions of Canadian dollars)	2008	2007
Balance at beginning of year	$85	$102
New transactions	8	8
Recognized in the income statement during the period	(12)	(25)
Balance at end of year	$81	$85

120	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

NOTE 26	INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

Interest Rate Risk
(billions of Canadian dollars)
				Total	Over		Non-
	Floating	Within	3 months	within	1 year to	Over	interest
2008	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$0.3	$14.6	$0.7	$15.6	$0.2	$0.0	$2.1	$17.9
Effective yield		1.9%	3.2%		5.5%	-%
Trading securities	$0.7	$6.1	$3.8	$10.6	$7.4	$9.1	$26.0	$53.1
Effective yield		2.3%	4.1%		3.8%	6.0%
Securities designated as trading under the fair value option	$-	$0.4	$0.5	$0.9	$5.4	$0.1	$-	$6.4
Effective yield		2.1%	4.3%		5.0%	4.9%
Available-for-sale	$0.2	$15.6	$11.4	$27.2	$35.0	$10.0	$2.9	$75.1
Effective yield		3.2%	4.0%		5.4%	6.2%
Held-to-maturity	$-	$1.4	$2.0	$3.4	$6.0	$0.1	$-	$9.5
Effective yield		2.8%	3.6%		4.0%	5.5%
Securities purchased under reverse repurchase agreements	$4.1	$29.4	$4.0	$37.5	$-	$2.0	$2.9	$42.4
Effective yield		2.2%	3.4%		-%	5.5%
Loans	$5.9	$125.6	$22.6	$154.1	$48.5	$8.7	$7.8	$219.1
Effective yield		5.3%	5.9%		6.1%	6.1%
Loans designated as trading under the fair value option	$-	$0.5	$-	$0.5	$-	$-	$-	$0.5
Effective yield		5.7%	-%		-%	-%
Other	$94.6	$-	$-	$94.6	$-	$-	$44.6	$139.2
Total assets	$105.8	$193.6	$45.0	$344.4	$102.5	$30.0	$86.3	$563.2
Liabilities and shareholders’ equity
Trading deposits	$-	$28.1	$15.0	$43.1	$0.1	$0.4	$1.1	$44.7
Effective yield		2.7%	3.1%		3.6%	3.7%
Other deposits	$79.0	$83.0	$39.2	$201.2	$40.9	$3.1	$85.8	$331.0
Effective yield		2.4%	3.2%		3.7%	5.3%
Obligations related to securities sold short	$18.5	$-	$-	$18.5	$-	$-	$-	$18.5
Obligations related to securities sold under repurchase agreements	$3.0	$14.4	$0.6	$18.0	$-	$-	$0.7	$18.7
Effective yield		2.5%	4.5%		-%	-%
Subordinated notes and debentures	$-	$0.1	$-	$0.1	$0.4	$11.9	$-	$12.4
Effective yield		2.8%	-%		7.3%	5.3%
Other	$85.4	$-	$-	$85.4	$1.5	$-	$19.3	$106.2
Shareholders’ equity	$-	$-	$-	$-	$1.6	$0.3	$29.8	$31.7
Total liabilities and shareholders’ equity	$185.9	$125.6	$54.8	$366.3	$44.5	$15.7	$136.7	$563.2
Net position	$(80.1)	$68.0	$(9.8)	$(21.9)	$58.0	$14.3	$(50.4)	$-

Interest Rate Risk by Currency
(billions of Canadian dollars)
2008	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Canadian currency	$(77.8)	$80.7	$0.1	$3.0	$31.5	$1.9	$(59.9)	$(23.5)
Foreign currency	(2.3)	(12.7)	(9.9)	(24.9)	26.5	12.4	9.5	23.5
Net position	$(80.1)	$68.0	$(9.8)	$(21.9)	$58.0	$14.3	$(50.4)	$-

Interest Rate Risk
(billions of Canadian dollars)
2007	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Total assets	$71.3	$109.9	$42.4	$223.6	$95.4	$25.3	$77.8	$422.1
Total liabilities and shareholders’ equity	134.4	96.2	54.2	284.8	22.6	10.7	104.0	422.1
Net position	$(63.1)	$13.7	$(11.8)	$(61.2)	$72.8	$14.6	$(26.2)	$-

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	121

NOTE 27	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.
The Bank uses these instruments to manage the risks associated with its funding and investing strategies or for trading purposes.

DERIVATIVES HELD FOR TRADING PURPOSES
The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risk related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING PURPOSES
When derivatives are held for risk management purposes and when the transactions meet the requirements of Section 3865, Hedges, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income.

HEDGING RELATIONSHIPS
Hedge Accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedge relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Consolidated Statement of Income in other income.
If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the Consolidated Statement of Income based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized, in which case it is released to the Consolidated Statement of Income immediately.

Cash Flow Hedges
The Bank is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income in other income.
Amounts accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income in the period in which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Consolidated Statement of Income.

Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES
The majority of the Bank’s derivative contracts are over-the-counter transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.

122	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives
The Bank also transacts equity and commodity derivatives in both the exchange and over-the-counter markets.
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forward, futures, swaps and options, such as precious metals and energy-related products in both over-the-counter and exchange markets.
The Bank issues certain loan commitments to customers at a fixed price. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. Loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS
The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES
Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.
Certain of the Bank’s deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged. The fair value of the embedded derivatives are recorded on the Consolidated Balance Sheet in deposits. The fair value of these embedded derivatives was not material and is excluded from the following table.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	123

Fair Value of Derivative Financial Instruments
(millions of Canadian dollars)				2008		2007
	Average fair value for the year1		Year-end fair value		Year-end fair value
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes:
Interest rate contracts
Futures	$6	$17	$1	$18	$-	$4
Forward rate agreements	34	26	91	77	12	7
Swaps	12,899	13,980	17,144	17,953	7,935	9,138
Options written	-	854	1	1,003	-	621
Options purchased	824	-	942	-	603	-
Total interest rate contracts	13,763	14,877	18,179	19,051	8,550	9,770
Foreign exchange contracts
Forward contracts	5,982	5,621	21,518	16,996	6,777	7,361
Swaps	3,119	676	2,513	876	3,923	840
Cross-currency interest rate swaps	9,598	10,069	18,452	18,284	10,811	12,913
Options written	-	653	-	1,436	-	919
Options purchased	624	-	1,408	-	845	-
Total foreign exchange contracts	19,323	17,019	43,891	37,592	22,356	22,033
Credit derivatives
Credit default swaps - Protection purchased	4,731	408	8,658	220	804	596
Credit default swaps - Protection sold	314	4,905	170	9,047	458	763
Other	107	90	40	14	174	166
Total credit derivative contracts	5,152	5,403	8,868	9,281	1,436	1,525
Other contracts
Equity contracts	2,431	2,973	3,872	2,523	2,837	4,904
Commodity contracts	1,308	1,192	997	1,115	873	796
Fair value - trading	41,977	41,464	75,807	69,562	36,052	39,028
Derivative financial instruments held or issued for non-trading purposes:
Interest rate contracts
Forward rate agreements	-	1	-	-	-	-
Swaps	1,727	1,383	3,623	2,709	841	618
Options written	-	5	-	-	-	-
Options purchased	95	-	273	-	15	-
Total interest rate contracts	1,822	1,389	3,896	2,709	856	618
Foreign exchange contracts
Forward contracts	376	1,186	1,166	881	1,082	1,923
Cross-currency interest rate swaps	216	226	1,382	1,209	-	34
Options written	-	10	-	-	-	-
Options purchased	20	-	-	-	16	-
Total foreign exchange contracts	612	1,422	2,548	2,090	1,098	1,957
Credit derivatives
Credit default swaps - Protection purchased	473	16	928	15	18	17
Credit default swaps - Protection sold	-	3	-	6	-	1
Total credit derivative contracts	473	19	928	21	18	18
Equity contracts	611	35	369	91	894	-
Fair value - non-trading	3,518	2,865	7,741	4,911	2,866	2,593
Total fair value	$45,495	$44,329	$83,548	$74,473	$38,918	$41,621
1 The average fair value of trading derivative financial instruments for the year ended October 31, 2007 was: Positive $31,066 million and negative $31,750 million. Averages are calculated on a monthly basis.

124	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Over-the-counter and Exchange-traded Derivative Financial Instruments
(billions of Canadian dollars)					2008	2007
		Trading
Notional principal	Over-the-counter	Exchange traded	Total trading	Total non-trading	Total	Total
Interest rate contracts
Futures	$-	$127.6	$127.6	$-	$127.6	$213.8
Forward rate agreements	87.6	-	87.6	3.0	90.6	46.3
Swaps	1,138.4	-	1,138.4	184.1	1,322.5	1,030.1
Options written	47.3	10.2	57.5	-	57.5	99.8
Options purchased	43.5	11.4	54.9	28.4	83.3	111.0
Total interest rate contracts	1,316.8	149.2	1,466.0	215.5	1,681.5	1,501.0
Foreign exchange contracts
Futures	-	2.6	2.6	-	2.6	1.2
Forward contracts	397.7	-	397.7	32.0	429.7	279.6
Swaps	20.8	-	20.8	-	20.8	14.4
Cross-currency interest rate swaps	263.8	-	263.8	19.7	283.5	199.0
Options written	30.8	-	30.8	-	30.8	26.8
Options purchased	26.5	-	26.5	-	26.5	26.2
Total foreign exchange contracts	739.6	2.6	742.2	51.7	793.9	547.2
Credit derivatives
Credit default swaps - Protection purchased	113.7	-	113.7	10.5	124.2	108.9
Credit default swaps - Protection sold	105.8	-	105.8	0.1	105.9	86.5
Other	0.2	-	0.2	-	0.2	1.4
Total credit derivative contracts	219.7	-	219.7	10.6	230.3	196.8
Other contracts
Equity contracts	51.8	13.8	65.6	6.5	72.1	103.0
Commodity contracts	13.8	3.0	16.8	-	16.8	12.7
Total	$2,341.7	$168.6	$2,510.3	$284.3	$2,794.6	$2,360.7

Derivative Financial Instruments by Term to Maturity
(billions of Canadian dollars)						2008	2007
				Remaining term to maturity
Notional principal	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	Total	Total
Interest rate contracts
Futures	$89.6	$37.3	$0.5	$-	$0.2	$127.6	$213.8
Forward rate agreements	88.0	2.5	0.1	-	-	90.6	46.3
Swaps	498.0	331.2	245.0	181.5	66.8	1,322.5	1,030.1
Options written	37.6	9.5	4.2	5.0	1.2	57.5	99.8
Options purchased	44.4	26.6	3.3	6.0	3.0	83.3	111.0
Total interest rate contracts	757.6	407.1	253.1	192.5	71.2	1,681.5	1,501.0
Foreign exchange contracts
Futures	2.6	-	-	-	-	2.6	1.2
Forward contracts	382.1	37.4	10.0	0.2	-	429.7	279.6
Swaps	1.6	7.0	3.3	6.1	2.8	20.8	14.4
Cross-currency interest rate swaps	71.8	82.1	46.5	60.3	22.8	283.5	199.0
Options written	27.0	3.6	0.1	0.1	-	30.8	26.8
Options purchased	23.4	2.9	0.1	0.1	-	26.5	26.2
Total foreign exchange contracts	508.5	133.0	60.0	66.8	25.6	793.9	547.2
Credit derivatives
Credit default swaps - Protection purchased	9.6	30.4	46.7	37.1	0.4	124.2	108.9
Credit default swaps - Protection sold	5.4	20.7	54.7	24.8	0.3	105.9	86.5
Other	-	-	0.1	-	0.1	0.2	1.4
Total credit derivative contracts	15.0	51.1	101.5	61.9	0.8	230.3	196.8
Other contracts
Equity contracts	57.2	11.5	3.2	0.2	-	72.1	103.0
Commodity contracts	12.3	4.3	0.2	-	-	16.8	12.7
Total	$1,350.6	$607.0	$418.0	$321.4	$97.6	$2,794.6	$2,360.7

DERIVATIVE-RELATED RISKS
Market Risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.
The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	125

Credit Risk
Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The Treasury Credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures. Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolios. The credit risk of derivatives traded over-the-counter is limited by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. In the table entitled “Credit Exposure of Derivative Financial Instruments”, below, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivative Financial Instruments
(millions of Canadian dollars)			2008			2007
	Current	Credit	Risk-	Current	Credit	Risk-
	replacement	equivalent	weighed	replacement	equivalent	weighed
	cost1	amount	amount2	cost1	amount	amount3
Interest rate contracts
Forward rate agreements	$91	$104	$15	$13	$22	$5
Swaps	20,727	27,751	10,133	8,899	14,269	3,203
Options purchased	1,198	1,483	711	607	901	230
Total interest rate contracts	22,016	29,338	10,859	9,519	15,192	3,438
Foreign exchange contracts
Forward contracts	22,783	28,988	4,601	7,758	12,001	2,777
Swaps	2,414	3,705	1,262	3,923	4,773	1,265
Cross-currency interest rate swaps	19,835	33,212	8,689	10,799	20,412	4,075
Options purchased	1,408	1,799	366	856	1,247	274
Total foreign exchange contracts	46,440	67,704	14,918	23,336	38,433	8,391
Other contracts
Credit derivatives	8,869	17,741	6,238	1,568	12,141	2,528
Equity contracts	3,725	6,871	928	3,145	7,1 51	2,156
Commodity contracts	835	1,937	599	849	1,817	690
Total derivative financial instruments	81,885	123,591	33,542	38,417	74,734	17,203
Less: impact of master netting agreements	60,572	79,854	23,269	23,891	40,209	8,527
Total derivative financial instruments after netting	21,313	43,737	10,273	14,526	34,525	8,676
Less: impact of collateral	8,499	9,544	2,115	3,919	4,120	1,102
Total	$12,814	$34,193	$8,158	$10,607	$30,405	$7,574
1 Exchange traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. In 2007, foreign exchange contracts with an original maturity of 14 days or less, were also excluded in accordance with the Basel I methodology. The total positive fair value of the excluded contracts as at October 31, 2008 was $1,663 million (2007 - $501 million).
2 Based on Basel II methodology.
3 Based on Basel I methodology.

Current Replacement Cost of Derivatives
(millions of Canadian dollars)		Canada1	United States1		Other international1			Total
By sector	2008	2007	2008	2007	2008	2007	2008	2007
Financial	$51,835	$19,337	$512	$121	$23,010	$12,148	$75,357	$31,606
Government	2,030	3,133	-	-	340	170	2,370	3,303
Other	3,124	2,399	190	155	844	954	4,158	3,508
Current replacement cost	$56,989	$24,869	$702	$276	$24,194	$13,272	$81,885	$38,417
Less: impact of master netting agreements and collateral							$69,071	$27,531
Total							$12,814	$10,886

By location of risk[2]					2008	2007	2008 % mix	2007 % mix
Canada					$4,310	$5,792	33.6	54.4
United States					2,868	1,729	22.4	15.9
Other international
United Kingdom					558	1,208	4.4	11.1
Europe - other					4,197	1,463	32.7	13.4
Other					881	694	6.9	6.4
Total other international					5,636	3,365	44.0	30.9
Total current replacement cost					$12,814	$10,886	100.0	100.0
1 Based on geographic location of unit responsible for recording revenue.
2 After impact of master netting agreements and collateral.

126	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Hedge accounting results for derivatives designated in hedging relationships were as follows:

Hedge Accounting Results
(millions of Canadian dollars)	2008	2007
Fair value hedges
Gain (loss) arising from hedge ineffectiveness	$9.4	$(1.1)
Cash flow hedges
Gain arising from hedge ineffectiveness	$ 1.4	$3.3

Portions of derivative gains (losses) are excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities and the change in fair value related to these portions in each period are included in the Consolidated Statement of Income. The effect of this exclusion was not significant for the years ended October 31, 2008 and October 31, 2007.
During the years ended October 31, 2008 and October 31, 2007, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.
Over the next 12 months, the Bank expects an estimated $787 million ($8 million as at October 31, 2007) in net gains reported in other comprehensive income as at October 31, 2008 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 23 years. During the year ended October 31, 2008, there were no instances where forecasted transactions failed to occur.

NOTE 28	CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

LITIGATION
The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.
The Bank is a party to certain legal actions regarding Enron, principally the securities class action. As at July 31, 2008, the Bank's total contingent litigation reserve for Enron-related claims was approximately $497 million (US$413 million). The Bank re-evaluated the reserve in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter, the Bank recorded a pre-tax positive adjustment of $477 million (US$396 million), reflecting the substantial reversal of the reserve. Due to the pending nature of the securities class action and other Enron-related claims to which the Bank is a party, the Bank retained $20 million (US$17 million) of the reserve. Given the uncertainties of the timing and outcome of securities litigation, the Bank will continue to assess evolving case law as it relates to the Bank’s Enron reserve to determine whether the reserve should be further reduced. The Bank will continue to defend itself vigorously in these cases and work to resolve them in the best interest of its shareholders.

COMMITMENTS
Credit-related Arrangements
In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.
Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. As discussed in Note 6, in 2007, the Bank amended the terms of the liquidity facilities it offers to its securitization trusts.
The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)	2008	2007
Financial and performance standby letters of credit	$11,882	$7,097
Documentary and commercial letters of credit	483	586
Commitments to extend credit[1]:
Original term to maturity of one year or less	32,706	39,767
Original term to maturity of more than one year	35,664	23,862
Total	$80,735	$71,312
1 Commitments to extend credit excludes personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

Other Commitments
In 2004, the Bank entered into an agreement with an external party whereby the external party will operate the Bank’s Automated Banking Machines (ABMs) network for seven years at a total projected cost of $451 million. Future minimum expense commitments for ABMs will be $70 million for 2009, $70 million for 2010 and $54 million for 2011.
During 2003, the Bank entered into an agreement with an external party whereby the external party will provide network and computer desktop support services for seven years. During 2008, the Bank incurred $162 million and the remaining obligation is projected to be $169 million for 2009 and $153 million for 2010.
In 2006, the Bank reached a seven-year agreement with an external party to provide the Bank’s contact centre technology infrastructure. The Bank’s obligation under the agreement is projected to be $30 million for 2009, $30 million for 2010, $30 million for 2011 and $25 million for 2012.
The Bank has a number of multi-year software licensing agreements, as well as equipment maintenance agreements with external parties. The Bank’s cumulative obligation under these agreements is projected to be $82 million for 2009 and $71 million for 2010 and $4 million for 2011.
In addition, the Bank is committed to fund $563 million of private equity investments.

Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $449 million for 2009; $418 million for 2010; $373 million for 2011; $315 million for 2012; $287 million for 2013 and $1,482 million for 2014 and thereafter.
Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $15 million for 2009; $14 million for 2010; $26 million for 2011; $1 million for 2012; $2 million for 2013.
The premises and equipment net rental expense charged to net income for the year ended October 31, 2008 was $679 million (2007 - $582 million, 2006 - $571 million).

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	127

Pledged Assets and Repurchase Agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2008, securities and other assets with a carrying value of $41 billion (2007 - $36 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2008, assets with a carrying value of $5 billion (2007 - $5 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.
In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2008 amounted to $10 billion (2007 - $15 billion).

GUARANTEES
Guarantees issued by the Bank include contracts that require payments to be made to the guaranteed party based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value with no subsequent remeasurement of fair value unless they qualify as derivatives, in which case, they are remeasured at fair value at each balance sheet date and reported as derivatives in other assets or other liabilities as appropriate. The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Recourse
In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. A repurchase obligation does not by itself preclude sale treatment if the transferor does not maintain effective control over the specific transferred assets. Generally, the term of these repurchase obligations do not exceed five years.

Credit Enhancements
The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally the term of these credit facilities do not exceed 17 years.

Written Options
Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.
Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2008 is $109 billion (2007 - $154 billion).

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.
The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.
The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)	2008	2007
Financial and performance standby letters of credit	$11,627	$7,097
Assets sold with recourse	507	555
Credit enhancements and other	254	502
Total	$12,388	$8,154

128	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

NOTE 29	CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.

(millions of Canadian dollars)	Loans and customers’ liabilities under acceptance[1]		Credit instruments[2,3]		Derivative financial instruments4,[5]
	2008	2007	2008	2007	2008	2007
Canada	73%	82%	64%	76%	24%	34%
United States	25	16	27	19	23	21
United Kingdom	1	1	1	1	14	12
Europe - other	-	-	4	2	34	26
Other international	1	1	4	2	5	7
Total	100%	100%	100%	100%	100%	100%
	$230,664	$185,194	$80,735	$71,312	$81,885	$38,417
1 Of the total loans and customers’ liability under acceptances, the only industry segment which equaled or exceeded 5% of the total concentration as at October 31, 2008 was: Real estate 11% (2007 - 8%).
2 As at October 31, 2008, the Bank had commitments and contingent liability contracts in the amount of $80,735 million (2007 - $71,312 million). Included are commitments to extend credit totalling $68,370 million (2007 - $63,629 million), of which the credit risk is dispersed as detailed in the table above.
3 Of the commitments to extend credit, industry segments which equaled or exceeded 5% of the total concentration were as follows as at October 31, 2008: Financial institutions 39% (2007 - 45%); real estate residential 6% (2007 - 9%) and oil and gas 8% (2007 - 7%); power and utilities 5% (2007 - 5%), telecommunications and cable 6% (2007 - 2%), other 6% (2007 - 3%).
4 As at October 31, 2008, the current replacement cost of derivative financial instruments amounted to $81,885 million (2007 - $38,417 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above.
5 The largest concentration by counterparty type was with financial institutions, which accounted for 92% of the total (2007 - 82%). The second largest concentration was with governments, which accounted for 3% of the total (2007 - 9%). No other industry segment exceeded 5% of the total.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure
(millions of Canadian dollars)	2008	2007
Cash and due from banks	$1,543	$1,462
Interest-bearing deposits with banks	15,429	14,746
Securities1
Trading
Government and government-insured securities	13,547	8,965
Other debt securities	16,862	31,430
Designated as trading under fair value option
Government and government-insured securities	6,102	1,690
Other debt securities	289	223
Available-for-sale
Government and government-insured securities	39,440	26,177
Other debt securities	32,380	5,346
Held-to-maturity
Government and government-insured securities	226	267
Other debt securities	9,281	7,470
Securities purchased under reverse repurchase agreements	42,425	27,648
Loans
Residential mortgages	62,961	58,463
Consumer installment and other personal loans	79,224	67,198
Credit card loans	7,115	5,464
Business and government loans	69,814	43,555
Business and government loans designated as trading under the fair value option	510	1,235
Customers’ liability under acceptances	11,040	9,279
Derivatives[2]	123,591	74,734
Other assets	12,758	10,499
Total assets	544,537	395,851
Credit instruments[3]	80,735	71,312
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	109,986	99,352
Total credit exposure	$735,258	$566,515
1 Excludes equity securities.
2 The gross maximum credit exposure for derivatives is based on the credit equivalent amount (see Note 27).
3 The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above (see Note 28).

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	129

CREDIT QUALITY OF FINANCIAL ASSETS
The following table provides the on- and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the Standardized approach to credit risk. Under the Standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral and external credit assessments. These assets relate primarily to our U.S. Personal and Commercial Banking portfolio. Refer to page 69 of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-weights
(millions of Canadian dollars)						October 31, 2008
	0%	20%	35%	75%	100%	150%	Total
Loans
Residential mortgages	$48	$-	$3,539	$1,193	$36	$1	$4,817
Consumer installment and other personal	19	-	2,510	13,632	4	20	16,185
Credit card	-	-	-	727	-	12	739
Business and government	391	488	-	960	33,758	170	35,767
Total loans	458	488	6,049	16,512	33,798	203	57,508
Securities - held-to-maturity	-	-	-	-	33	-	33
Securities purchased under reverse repurchase agreement	4,801	958	-	-	-	-	5,759
Customers’ liability under acceptances	-	-	-	-	6	-	6
Other assets[1]	43	1,201	-	-	-	-	1,244
Total assets	5,302	2,647	6,049	16,512	33,837	203	64,550
Off-balance sheet credit instruments	28	107	11	294	8,474	-	8,914
Total	$5,330	$2,754	$6,060	$16,806	$42,311	$203	$73,464
1 Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on- and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank’s historical loss experience (by counterparty type) and on other key risk assumptions. Refer to pages 69 to 70 of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-retail Financial Assets Subject to the AIRB Approach by Risk Rating
(millions of Canadian dollars)	October 31, 2008
	Investment grade	Non-investment grade	Watch and classified	Impaired/ default	Total
Loans
Residential mortgages	$42,767	$1,937	$13	$5	$44,722
Consumer installment and other personal	22,939	320	-	-	23,259
Business and government	13,790	14,850	745	229	29,614
Total loans	79,496	17,107	758	234	97,595
Securities - held-to-maturity	8,904	360	-	-	9,264
Securities purchased under reverse repurchase agreement	32,487	4,179	-	-	36,666
Customers’ liability under acceptances	6,106	4,738	190	-	11,034
Other assets[1]	13,138	186	-	25	13,349
Total assets	140,131	26,570	948	259	167,908
Off-balance sheet credit instruments	50,153	8,683	151	27	59,014
Total	$190,284	$35,253	$1,099	$286	$226,922
1 Other assets include amounts due from banks and interest-bearing deposits with banks.

130	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

Retail Financial Assets Subject to the AIRB Approach by Risk Rating1
(millions of Canadian dollars)					October 31, 2008
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans
Residential mortgages	$4,202	$6,177	$2,703	$332	$50	$13,464
Consumer installment and other personal	7,348	20,263	9,219	3,170	166	40,166
Credit card	637	1,797	2,303	1,855	56	6,648
Business and government	137	1,586	2,096	1,364	86	5,269
Total loans	12,324	29,823	16,321	6,721	358	65,547
Total assets	12,324	29,823	16,321	6,721	358	65,547
Off-balance sheet credit instruments	19,796	15,762	5,902	1,586	6	43,052
Total	$32,120	$45,585	$22,223	$8,307	$364	$108,599
1 Credit exposures relating to the Bank’s insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities, which are carried at fair value on the balance sheet.

NOTE 30	SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, including TD Banknorth and Commerce (introduced common brand as TD Bank, America’s Most Convenient Bank), and Wholesale Banking.
The Canadian Personal and Commercial Banking segment comprises the Bank’s personal and business banking in Canada as well as the Bank’s global insurance operations (excluding the U.S.) and provides financial products and services to personal, small business, insurance, and commercial customers. The Wealth Management segment provides investment products and services to institutional and retail investors and includes the Bank’s equity investment in TD Ameritrade. The U.S. Personal and Commercial Banking segment provides commercial banking, insurance agency, wealth management, merchant services, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. The Wholesale Banking segment provides financial products and services to corporate, government, and institutional customers. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes activities from the effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.
Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the value provided by the distributing segment. Income tax expense or benefit is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles.
Net interest income within the Wholesale Banking segment is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment.
As noted in Note 4, the Bank securitizes retail loans and receivables held by the Canadian Personal and Commercial Banking segment in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.
The Bank purchases CDS to hedge the credit risk in Wholesale Banking segment’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.
As noted in Note 2, the Bank reclassified certain debt securities from trading to available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in the Wholesale Banking segment. As a result, the derivatives will be accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	131

Results by Business Segment

(millions of Canadian dollars)
2008	Canadian Personal and Commercial Banking [1]	Wealth Management[1]	U.S. Personal and Commercial Banking [2,3]	Wholesale Banking [4]	Corporate [4]	Total
Net interest income	$5,790	$347	$2,144	$1,318	$(1,067)	$8,532
Other income	3,036	1,981	853	(68)	335	6,137
Provision for (reversal of) credit losses	766	-	226	106	(35)	1,063
Non-interest expenses	4,522	1,615	1,791	1,199	375	9,502
Income before income taxes	3,538	713	980	(55)	(1,072)	4,104
Provision for (benefit of) income taxes	1,114	233	258	(120)	(948)	537
Non-controlling interests	-	-	-	-	43	43
Equity in net income of an associated company, net of tax	-	289	-	-	20	309
Net income (loss)	$2,424	$769	$722	$65	$(147)	$3,833
Total assets
- balance sheet	$172,389	$15,399	$126,996	$215,013	$33,417	$563,214
- securitized	42,817	-	-	3,022	(13,259)	32,580

2007
Net interest income	$5,401	$318	$1,365	$875	$(1,035)	$6,924
Other income	2,848	1,995	583	1,619	312	7,357
Provision for (reversal of) credit losses	608	-	120	48	(131)	645
Non-interest expenses	4,256	1,551	1,221	1,261	686	8,975
Income before income taxes	3,385	762	607	1,185	(1,278)	4,661
Provision for (benefit of) income taxes	1,132	261	196	361	(1,097)	853
Non-controlling interests	-	-	91	-	4	95
Equity in net income of an associated company, net of tax	-	261	-	-	23	284
Net income (loss)	$2,253	$762	$320	$824	$(162)	$3,997
Total assets
- balance sheet	$152,100	$14,900	$58,800	$177,200	$19,124	$422,124
- securitized	44,608	-	-	-	(16,292)	28,316

2006
Net interest income	$4,879	$377	$1,290	$479	$(654)	$6,371
Other income	2,573	1,883	490	1,792	83	6,821
Provision for (reversal of) credit losses	413	-	40	68	(112)	409
Non-interest expenses	4,086	1,575	1,087	1,312	755	8,815
Dilution gain, net	-	-	-	-	1,559	1,559
Income before income taxes	2,953	685	653	891	345	5,527
Provision for (benefit of) income taxes	987	242	222	262	(839)	874
Non-controlling interests	-	-	195	-	(11)	184
Equity in net income of an associated company, net of tax	-	147	-	-	(13)	134
Net income	$1,966	$590	$236	$629	$1,182	$4,603
Total assets
- balance sheet	$138,700	$13,600	$43,500	$163,900	$33,214	$392,914
- securitized	43,304	-	-	-	(15,241)	28,063

1 Effective the third quarter ended July 31, 2008, the Bank transferred the U.S. insurance and credit card businesses to the Canadian Personal and Commercial Banking segment, and the U.S. Wealth Management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.
2 Commencing May 1, 2007, the results of TD Bank USA, (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been reclassified as the impact was not material.
3 Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking segment include Commerce. For details, see Note 31.
4 The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

132	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

RESULTS BY GEOGRAPHY
For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)		Income before
2008	Total revenue	provision for income taxes, non-controlling interests, net of tax & equity in net income of associated company	Net income	Total assets
Canada	$10,770	$3,186	$2,486	$352,418
United States	2,925	216	487	154,418
Other international	974	702	860	56,378
Total	$14,669	$4,104	$3,833	$563,214

2007
Canada	$10,619	$2,992	$2,314	$275,931
United States	2,370	648	710	79,951
Other international	1,292	1,021	973	66,242
Total	$14,281	$4,661	$3,997	$422,124

2006
Canada	$9,721	$2,423	$1,802	$255,317
United States	2,564	2,538	2,182	83,059
Other international	907	566	619	54,538
Total	$13,192	$5,527	$4,603	$392,914

NOTE 31	ACQUISITIONS, DISPOSITIONS AND OTHER

(a) Commerce Bancorp, Inc.
On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce for total consideration of $8,510 million, primarily paid in cash and common shares in the amount of $2,167 million and $6,147 million, respectively. Each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash, resulting in the issuance of 83.3 million common shares of the Bank. The value of the 83.3 million common shares was determined based on the average market price of the Bank’s common shares over the 2 day period before and after the terms of the acquisition were agreed to and announced. The acquisition was accounted for by the purchase method. The results of Commerce from the acquisition date to September 30, 2008 have been consolidated with the Bank’s results for the year ended October 31, 2008 on a one month lag basis. This is in the normal course of the Bank’s financial reporting. Commerce is reported in the U.S. Personal and Commercial Banking segment.
The following table presents the estimated fair values of the assets and liabilities of Commerce as of the date of acquisition.
During the period from the acquisition date to September 30, 2008, goodwill increased by $216 million to $6,330 million, primarily due to the reallocation of the intangibles, net of related future income tax liabilities, as a result of the decision to no longer use the Commerce brand name. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

Fair Value of Assets Acquired
(millions of Canadian dollars)
Cash and cash equivalents	$408
Securities	25,154
Loans	18,031
Intangibles
Core deposit intangibles	1,505
Other identifiable intangibles	9
Land, buildings and equipment	1,917
Future income tax assets	463
Other assets	3,272
50,759
Less: liabilities assumed
Deposits	47,271
Obligations related to securities sold under repurchase agreements	105
Accrued restructuring costs	127
Other liabilities	1,076
48,579
Fair value of identifiable net assets acquired	2,180
Goodwill	6,330
Total purchase consideration	$8,510

Goodwill arising from the acquisition is not amortized but assessed for impairment on a periodic basis. Finite life intangible assets are amortized on an economic life basis over 4 to 14 years, based on their estimated useful lives.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	133

(b) TD Banknorth
Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank at a price of US$31.17 per share for $472 million (US$405 million). The acquisition of Interchange by TD Banknorth contributed the following assets and liabilities of Interchange to the Bank’s Consolidated Balance Sheet at the date of acquisition: $1,283 million of personal/business loans and mortgages, $495 million of goodwill and intangibles, $123 million of other assets, $1,332 million of deposits and $97 million of other liabilities. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidated TD Banknorth on a one month lag in 2007, Interchange’s results for the nine months ended September 30, 2007 were included in the Bank’s results for the year ended October 31, 2007.

Going-private Transaction
On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition was accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.
As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank’s Consolidated Balance Sheet at the date of completion of the transaction of approximately $1.5 billion. Other purchase consideration allocation adjustments were not significant.
In the normal course of the Bank’s financial reporting, TD Banknorth is consolidated on a one month lag basis.

Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson for total consideration of $2.2 billion (US$1.9 billion), consisting of cash consideration of $1,073 million (US$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million in 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $0.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank’s Consolidated Balance Sheet.

(c) TD Waterhouse U.S.A and TD Ameritrade
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair value of $2.69 billion to Ameritrade Holding Corporation (Ameritrade) in exchange for a 32.5% ownership in the combined legal entity operating under the name “TD Ameritrade”. The transaction resulted in a net dilution gain on sale of $1.67 billion (US$1.45 billion) after tax ($1.64 billion pre tax).
On acquisition, the Bank’s investment in TD Ameritrade less the Bank’s share of TD Ameritrade’s net book value was approximately $3.7 billion and consisted primarily of intangibles (approximately $930 million) and goodwill. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million (US$67 million) cash consideration, which consisted primarily of intangibles and goodwill.
Pursuant to the terms of the TD Ameritrade Stockholders Agreement, the Bank’s beneficial ownership of TD Ameritrade is currently limited to 39.9% of the outstanding voting securities. This limit will increase to 45% in January 2009. During fiscal 2006, the Bank acquired 44.4 million shares for $939.1 million (US$831.4 million) through open market purchases, which together with TD Ameritrade’s share repurchase program, resulted in the Bank’s beneficial ownership of TD Ameritrade increasing from 32.5% to 39.8% as at October 31, 2006.
As at October 31, 2008, the Bank’s beneficial ownership of TD Ameritrade was 40.1% due to continued TD Ameritrade share repurchase activity. As noted, the Bank’s beneficial ownership limit will, under the Stockholders Agreement, increase to 45% in January 2009. As previously disclosed in the Bank’s regulatory filing with the SEC, the Bank currently expects that it will seek to increase its beneficial ownership of TD Ameritrade to the 45% ownership level when permitted, but any determinations with respect to the acquisition by the Bank of shares of TD Ameritrade at that time will be made based on market conditions and other relevant factors.
The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. In the normal course of the Bank’s financial reporting, the Bank’s equity share of TD Ameritrade is recognized on a one month lag basis.
Pursuant to the Bank’s arrangement with Lillooet Limited (Lillooet), a company sponsored by Royal Bank of Canada, the Bank hedged the price risk related to 27 million shares of TD Ameritrade common stock. The number of shares hedged and the hedge price were determined based on market conditions over a specified hedging establishment period.
The purpose of the arrangement with Lillooet is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement provides that Lillooet must make a payment to the Bank in early 2009 in the event that the trading price of TD Ameritrade shares is in excess of a specific amount. If the trading price of TD Ameritrade shares is below such amount, the Bank will be required to pay Lillooet an amount related to such difference. The arrangement is scheduled to be settled in 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide the Bank any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.
Lillooet is a variable interest entity and the Bank is its primary beneficiary. Accordingly, the Bank has consolidated Lillooet’s financial statements in these Consolidated Financial Statements.
As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. As at October 31, 2008, Lillooet owned 27 million shares of TD Ameritrade, representing 4.6% of the issued and outstanding shares of TD Ameritrade. The Bank has also recognized the income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet as at September 30, 2008.

(d) VFC Inc.
Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer installment loans. The acquisition of VFC’s issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs in the amounts of $256 million, $70 million and $2 million, respectively. The acquisition was accounted for by the purchase method. VFC’s results are reported in the Canadian Personal and Commercial Banking segment.
The acquisition of VFC contributed $36 million of cash and cash equivalents, $435 million of loans, $64 million of identifiable intangibles, $8 million of other assets, $325 million of secured debt and $93 million of other liabilities to the Bank’s Consolidated Balance Sheet. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired was allocated entirely to goodwill.

134	TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results

NOTE 32	RELATED-PARTY TRANSACTIONS

TRANSACTIONS WITH AFFILIATES
In 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES
The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	2008	2007
Personal loans, including mortgages	$11	$7
Business loans	110	103
Total	$121	$110

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 18 for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH TD AMERITRADE
Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated four of twelve members to TD Ameritrade’s Board of Directors. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement
The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDA. The Bank paid fees of $657 million in 2008 (2007 - $592.3 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average balance of deposits during the period with a portion of the fee tied to the actual yield earned by the Bank on the investments, with the balance based on an agreed rate of return.
As at October 31, 2008, amounts receivable from TD Ameritrade were $115.3 million (2007: $12.4 million). As at October 31, 2008, amounts payable to TD Ameritrade were $225.1 million (2007: $100.8 million).

TRANSACTIONS WITH SYMCOR
The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor’s results on an equity accounting basis. During the year, the Bank paid $164.0 million (2007 - $128.7 million) for these services. As at October 31, 2008, the amount payable to Symcor was $38.4 million (2007 - $11.2 million).

NOTE 33	OTHER INCOME

Other income - other included the following:

a)	Non-trading foreign exchange income of $206 million (2007 - $172 million; 2006 - $147 million).
b)	Gain relating to restructuring of Visa. As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on

October 3, 2007, the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association. The shares the Bank received in Visa Inc. are classified as available-for-sale securities and the Bank recorded an estimated gain of $163 million in 2007 in other income - other, based on results of an independent valuation of the shares.

NOTE 34	RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the risk management section, included on pages 68 to 76 of the MD&A, relating to credit, market and liquidity risks are an integral part of these Consolidated Financial Statements.

NOTE 35	SUBSEQUENT EVENTS

5-YEAR RATE RESET PREFERRED SHARES, SERIES AC
On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. For further details, see Note 15.

ISSUE OF COMMON SHARES
On November 24, 2008, the Bank announced that it expects to further enhance its capital position by issuing 30.4 million common shares at a price of $39.50 per common share. Subsequently, the Bank announced the exercise of an over-allotment option to issue, on the same terms, an additional 4.56 million common shares for total gross proceeds of $1.38 billion. The expected closing date for the issue is December 5, 2008. The issue will qualify as Tier 1 capital for the Bank.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2008 Financial Results	135